UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 29, 2022 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 30, 2021 (as amended or supplemented from time to time), relating to its U.S. $125,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On May 18, 2022, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.9930 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the three-months ended March 31, 2022, at an exchange rate of Ps. 19.9942 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on March 31, 2022. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contribution

For the three-month period ended March 31, 2022, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps. 90.9 billion (U.S. $4.5 billion) to Petróleos Mexicanos of which Ps. 23.0 billion (U.S. $1.2 billion) came from the Fondo Nacional de Infraestructura (National Infrastructure Fund, or “FONADIN”). On April 28, 2022, PEMEX received Ps. 762 million in equity contributions from the Mexican Government. See Note 18 and 20-C to our unaudited condensed consolidated interim financial statements included herein.

We used these funds to improve our financial position and carry out the construction of the new Dos Bocas Refinery. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form 20-F.

Selected Financial Data

The selected financial data as of December 31, 2021 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the three-month period ended March 31, 2022, we recognized net income of Ps. 122.5 billion and had negative equity at March 31, 2022 of Ps. 1,975.3 billion. We had negative working capital of Ps. 408.2 billion as of March 31, 2022 and cash flows from operating activities of Ps. 34.0 billion during the three-months ended March 31, 2022. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them below.

We have substantial debt, including short-term debt, mainly incurred to finance the capital expenditures needed to carry out our capital investment projects and to fund our operating expenses. Due to our heavy fiscal burden resulting from the payment of hydrocarbons extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has deteriorated. In recent years, our level of indebtedness relative to our oil reserves has increased substantially and the Mexican Government has had to financially support us. Additionally, significant crude oil price volatility, our continued heavy tax burden and increased competition from the private sector have negatively impacted our financial performance.

Our future cash flows and our ability to refinance debt are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2022 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our unaudited condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of March 31, 2022 and from our statement of comprehensive income and our statement of cash flows for the three-month period ended March 31, 2022. In addition, we include selected financial data from our statement of financial position as of December 31, 2021, as well as the statement of comprehensive income and the statement of cash flows for the three-month period ended March 31, 2021 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	March 31, (1)		December 31,
	2022	2021	2021
	(millions of pesos)
Statement of Comprehensive Income Data
Total of sales	Ps.506,795	Ps.317,553	Ps.1,495,629
Operating income	184,451	111,408	228,928
Financing income	13,014	10,322	28,907
Financing (cost)	(29,506)	(37,050)	(164,572)
Derivative financial instruments (cost), net	(7,751)	(9,932)	(25,224)
Foreign exchange gain (loss), net	61,802	(56,604)	(45,675)
Net income (loss), net	122,494	(37,358)	(294,776)
Statement of Financial Position Data
Cash and cash equivalents	Ps. 48,286	n.a.	Ps. 76,506
Total assets	2,142,185	n.a.	2,052,098
Long-term debt, net of current portion (2)	1,629,522	n.a.	1,757,412
Total long-term liabilities(3)	3,183,083	n.a.	3,299,451
Total equity (deficit)	(1,975,349)	n.a.	(2,170,001)
Statement of Cash Flows Data
Depreciation and amortization	33,143	30,183	133,431
Acquisition of wells, pipelines, properties, plant and equipment(4)	(53,139)	(24,536)	(209,592)

Note: n.a. = Not applicable.

(1)	Derived from March 2022 and 2021 unaudited condensed consolidated interim financial statements.
(2)	As of March 31, 2022 and December 31, 2021, long-term debt does not include short-term debt of Ps. 532,056 million and Ps. 492,284 million, respectively.
(3)	As of March 31, 2022 and December 31, 2021, total long-term liabilities do not include short-term liabilities of Ps. 934,451 and Ps. 922,648 million, respectively.
(4)	Includes capitalized finance cost.
Source:

PEMEX’s unaudited condensed consolidated interim financial statements as of and for the period ended March 31, 2022 and 2021 and PEMEX’s audited consolidated financial statements as of and for the period December 31, 2021.

Capitalization of PEMEX

The following table sets forth our capitalization as of March 31, 2022.

	As of March 31, 2022 (1)
	(millions of pesos or U.S. dollars)
Long-term leases, net of current portion(2)	Ps.	47,948	U.S. $	2,398
Long-term external debt, net of current portion		1,478,314		73,937
Long-term domestic debt, net of current portion		151,208		7,563

Total long-term debt(3)		1,629,522		81,500

Total long-term leases and long-term debt		1,677,470		83,898
Certificates of Contribution “A”(4)		909,223		45,474
Mexican Government contributions		66,731		3,338
Legal reserve		1,002		50
Accumulated other comprehensive result		(56,918)		(2,847)
Accumulated deficit from prior years		(3,018,008)		(150,944)
Net income(5)		122,676		6,136

Total controlling interest		(1,975,294)		(98,793)
Total non-controlling interest		(55)		(3)

Total equity (deficit)		(1,975,349)		(98,796)

Total capitalization	Ps.	(297,879)	U.S.$	(14,898)

Note: Numbers may not total due to rounding.

(1)

Derived from March 2022 unaudited condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.9942 = U.S. $1.00 as of March 31, 2022. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Total long-term leases do not include short-term leases of Ps. 8,799 million (U.S. $440 million) as of March 31, 2022.
(3)	Total long-term debt does not include short-term debt of Ps. 532,056 million (U.S. $26,611 million) as of March 31, 2022.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. (182) million (U.S. $9 million) for the three-month period ended March 31, 2022.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	March 31,
	2022		2022(1)		2021
	millions of pesos or U.S. dollars)
Net sales
Domestic	Ps.	253,654	U.S.$	12,686	Ps.	167,635
Export		250,949		12,551		148,970
Services income		2,191		110		948
Total of sales		506,794		25,347		317,553
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		16,341		817		46,630
Cost of sales		325,448		16,277		218,452
Gross income		197,687		9,887		145,731
Distribution, transportation and sale expenses		3,309		165		3,098
Administrative expenses		38,010		1,901		33,550
Other revenues		30,265		1,514		2,542
Other expenses		(2,182)		(109)		(217)
Operating income		184,451		9,226		111,408
Financing income		13,014		651		10,322
Financing (cost)		(29,506)		(1,476)		(37,050)
Derivative financial instruments income (cost), net		(7,751)		(388)		(9,932)
Foreign exchange (loss), net		61,802		3,091		(56,604)
Profit (loss) sharing in joint ventures and associates		64		3		(1,842)
Income before duties, taxes and other		222,074		11,107		16,302
Total duties, taxes and other		99,580		4,980		53,659
Net (loss) income		122,494		6,127		(37,357)
Other comprehensive results for the period		(18,780)		(939)		256,432
Total comprehensive income	Ps.103,714		U.S. $ 5,188		Ps.219,075

Note:    Numbers may not total due to rounding.

(1)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.9942 = U.S. 1.00 at March 31, 2022. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 59.6% or Ps. 189.2 billion in the three-month period ended March 31, 2022, from Ps. 317.6 billion in the three-month period ended March 31, 2021, to Ps. 506.8 billion in the three-month period ended March 31, 2022, mainly due to increases in domestic sales prices of gasoline, diesel, jet fuel, fuel oil and natural gas liquids, an increase in volume of gasoline, diesel and jet fuel and a 53.8% increase in the weighted average price of Mexican crude oil for export sales. From January 1, 2021 to March 31, 2021, the weighted average Mexican export crude oil price was U.S. $59.22 per barrel, as compared to U.S. $91.08 per barrel for the same period in 2022.

Domestic Sales

Domestic sales increased by 51.4% in the three-month period ended March 31, 2022, from Ps. 167.6 billion in the three-month period ended March 31, 2021 to Ps. 253.7 billion in the three-month period ended March 31, 2022, mainly due to increases in the sales prices of gasoline, diesel, fuel oil, jet fuel and natural gas liquids and also an increase in volume of sales of gasoline, diesel and jet fuel. Domestic sales of petroleum products increased by 71.8% in the three-month period ended March 31, 2022, from Ps. 116.9 billion in the three-month period ended March 31, 2021 to Ps. 200.8 billion in the three-month period ended March 31, 2022, mainly due to a 28.6% increase in the sales prices of gasoline, 53.0% increase in the sales prices of diesel, 47.1% increase in the sales prices of fuel oil, and a 66.8% increase in the sales price of jet fuel, and an increase in sales volume mainly due to a 42.7% increase in Magna gasoline, 26.9% increase in diesel and 84.5% increase in jet fuel.

Domestic sales of natural gas decreased by 55.4% in the three-month period ended March 31, 2022, from Ps. 22.4 billion in the three-month period ended March 31, 2021, to Ps. 10.0 billion in the three-month period ended March 31, 2022, mainly due to a 58.9% decrease in its average sales price.

Domestic sales of liquefied petroleum gas increased by 55.2% in the three-month period ended March 31, 2022, from Ps. 12.5 billion in the three-month period ended March 31, 2021, to Ps. 19.4 billion in the three-month period ended March 31, 2022, mainly as a result of an 46.1% increase in its average sales price.

Export Sales

Export sales increased by 68.4% in peso terms in the three-month period ended March 31, 2022 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 149.0 billion in the three-month period ended March 31, 2021, to Ps. 250.9 billion in the three-month period ended March 31, 2022. This increase was mainly due to a 53.8% increase in the weighted average Mexican export crude oil price in the three-month period ended March 31, 2022, as compared to the three-month period ended March 31, 2021. From January 1 to March 31, 2021, the weighted average Mexican export crude oil price was U.S. $59.22 per barrel, compared to U.S. $91.08 per barrel in the same period of 2022. Export sales of Deer Park as of March 31, 2022 amounted Ps. 52.5 billion, which mainly related to petroleum distillates and gasolines.

Crude oil and condensate sales increased by 46.5%, from Ps. 96.7 billion in the three-month period ended March 31, 2021 to Ps. 141.7 billion in the three-month period ended March 31, 2022, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 43.1%, from U.S. $5.1 billion in the three-month period ended March 31, 2021 to U.S. $7.3 billion in the three-month period ended March 31, 2022. The weighted average price per barrel of crude oil exports in the three-month period ended March 31, 2022 was U.S. $91.08, or 53.8% higher than the weighted average price of U.S. $59.22 in the three-month period ended March 31, 2021.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 98.5%, from Ps. 13.8 billion in the three-month period ended March 31, 2021, to Ps. 27.4 billion in the three-month period ended March 31, 2022, primarily due to a 45.7% increase in the sales prices of fuel oil.

For the three-month period ended March 31, 2022, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.5229 = U.S. $1.00, as compared to Ps. 20.3190 = U.S. $1.00 during the same period of 2021, representing a depreciation of the peso against the U.S. dollar by Ps. 0.2039 (or 1.0%), which had a favorable effect on our export sales of Ps. 3.9 billion in the three-month period ended March 31, 2022.

Reversal of Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net reversal of impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 30.3 billion in the three-month period ended March 31, 2022 as compared to the three-month period ended March 31, 2021, from a net reversal of impairment of Ps. 46.6 billion in the three-month period ended March 31, 2021, to a net reversal of impairment of Ps. 16.3 billion in the three-month period of 2022. This net reversal of impairment was primarily due to a net reversal of impairment of Ps. 11.5 billion in the cash generating units (CGUs) of Pemex Exploration and Production, primarily due to a higher increase in crude oil prices in the first three-month period ended March 31, 2021, as compared to the increase in prices for the same period of 2022; and a net reversal of impairment of Ps. 4.8 billion in the cash generating units (CGUs) of Pemex Industrial Transformation, due to an increase in refined products prices.

Cost of Sales

Cost of sales increased by 48.9%, or Ps. 106.9 billion in the three-month period ended March 31, 2022, from Ps. 218.5 billion in the three-month period ended March 31, 2021 to Ps. 325.4 billion in the three-month period ended March 31, 2022. This increase was mainly due to (1) a Ps. 44.3 billion increase in import purchases, primarily of Magna gasoline and liquefied petroleum gas, due to an increase in the purchase price of these products and (2) a Ps. 15.5 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the initial months of the COVID-19 pandemic.

Administrative expenses and Distribution, Transportation and Sale expenses

Administrative expenses and Distribution, Transportation and Sale expenses increased by 12.8%, from Ps. 36.6 billion for the three-month period ended March 31, 2021 to Ps. 41.3 billion for the three-month period ended March 31, 2022, mainly due to an increase in net periodic cost of employee benefits.

Other Revenues

Other revenues increased by Ps. 27.8 billion in the three-month period ended March 31, 2022, from Ps. 2.5 billion in the three-month period ended March 31, 2021, to Ps. 30.3 billion in the three-month period ended March 31, 2022. This increase was mainly due to the recognition of Ps. 10.5 billion of the tax credit decree for the Impuesto Especial Sobre Producción y Servicios (IEPS) published on March 4, 2022, see “Tax credit decree” section below; and Ps. 10.4 billion attributable to the currency translation effect resulting from the investment in the Deer Park Refinery.

Other Expenses

Other expenses increased by Ps. 2.0 billion in the three-month period ended March 31, 2022, from Ps. 0.2 billion in the three-month period ended March 31, 2021 to Ps. 2.2 billion in the three-month period ended March 31, 2022. This increase was mainly due to an increase of Ps. 1.0 billion in expenses related to provisions recorded for ongoing legal proceedings and claims of Ps. 0.4 billion.

Financing Income

Financing income increased by Ps. 2.7 billion in the three-month period ended March 31, 2022, from Ps. 10.3 billion in the three-month period ended March 31, 2021 to Ps. 13.0 billion in the three-month period ended March 31, 2022. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.

Financing Cost

Financing cost decreased by Ps. 7.6 billion in the three-month period ended March 31, 2022, from Ps. 37.1 billion in the three-month period ended March 31, 2021 to Ps. 29.5 billion in the three-month period ended March 31, 2022, mainly due to the effect of the 2.9% appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2022, as compared to depreciation of 3.3% for the same period of 2021.

Derivative Financial Instruments income (cost), Net

Derivative financial instruments (cost), net, decreased by Ps. 2.1 billion, from a derivative financial instruments cost of Ps. (9.9) billion in the three-month period ended March 31, 2021 to a derivative financial instruments cost of Ps. (7.8) billion in the three-month period ended March 31, 2022, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.

Foreign Exchange income (Loss), Net

A substantial portion of our debt, 84.5% as of March 31, 2022, is denominated in foreign currency. Foreign exchange income increased by Ps. 118.4 billion, from a foreign exchange loss of Ps. (56.6) billion in the three-month period ended March 31, 2021 to a foreign exchange gain of Ps. 61.8 billion in the three-month period ended March 31, 2022, primarily due to the effect of appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2022, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2021. The value of the peso in U.S. dollar terms depreciated by 3.3%, from Ps. 19.9487 = U.S. $1.00 as of December 31, 2020 to Ps. 20.6047 = U.S. $1.00 as of March 31, 2021, as compared to a 2.9% appreciation of the peso in U.S. dollar terms from Ps. 20.5835 = U.S. $1.00 as of December 31, 2021 to Ps. 19.9942 = U.S. $1.00 as of March 31, 2022.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 85.5% in the three-month period ended March 31, 2022, from Ps. 53.7 billion in the three-month period ended March 31, 2021 to Ps. 99.6 billion in the three-month period ended March 31, 2022, mainly due to an increase in the Profit-sharing Duty of Ps. 34.3 billion, principally driven by the 53.8% increase in the weighted average export price of Mexican crude oil, from U.S. $59.22 per barrel in the three months period ended March 31, 2021 to U.S. $91.08 per barrel in the three-months period ended March 31, 2022; and the unfavorable effect of deferred income tax of Ps. 12.2 billion. Duties and taxes represented 19.6% and 16.9% of total sales in the three-month periods ended March 31, 2022 and 2021, respectively.

Net (loss) income

In the three-month period ended March 31, 2022, we had net income of Ps. 122.5 billion, as compared to a net loss of Ps. (37.4) billion in the three-month period ended March 31, 2021.

This reversal from net loss to net income was mainly the result of (1) a Ps. 189.2 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, diesel, jet fuel, fuel oil and natural gas liquids and in the weighted average price of Mexican crude oil exports; (2) a Ps. 27.8 billion increase in other revenues mainly due to the recognition of the tax credit decree for the IEPS tax on the sale of automotive fuels; (3) a Ps. 118.4 billion increase in foreign exchange income, mainly due to the effect of appreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2022, as compared to the depreciation of the peso against the U.S. dollar for the three-month period ended March 31, 2021, partially offset by (1) a Ps. 106.9 billion increase in cost of sales, mainly in cost of import purchases (primarily Magna gasoline and liquefied petroleum gas) due to an increase in demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic; (2) a Ps. 30.3 billion decrease in net reversal of impairment, mainly due to an increase in discount rates; and (3) a Ps. 45.9 billion increase in taxes and duties, mainly due to a 53.8% increase in the weighted average export price of Mexican crude oil.

Other Comprehensive Results

In the three-month period ended March 31, 2022, we reported a total comprehensive gain of Ps. 103.7 billion as compared to a total comprehensive gain of Ps. 219.1 billion in the three-month period ended March 31, 2021, mainly due to a decrease in actuarial gains for employee benefits as a result of an increase in the expected discount rate of return on plan assets used in the actuarial computation method; and an increase of Ps. 18.8 billion in negative currency translation effect.

Tax credit decree

On March 4, 2022, a decree was published establishing fiscal stimulus that allowed PEMEX to recover the difference between the international reference price of gasoline and the price at which the gasoline is traded in the domestic market.

Liquidity and Capital Resources

Overview

Our liquidity as of March 31, 2022 was affected due to a decrease in cash and cash equivalents as well as having fully drawn down our liquidity lines of credit. Under the definition of liquidity as funds available under our lines of credit as well as cash and cash equivalents, we had a decrease in our liquidity position as of March 31, 2022 of Ps.29.2 billion as compared to December 31, 2021, mainly due to a Ps. 28.2 billion decrease in our cash and cash equivalents.

Our principal uses of funds in the first three months of 2022 were the payment of debt maturities and capital expenditures. We met the requirement to pay such debt maturities primarily with cash flows from borrowings of Ps. 252.0 billion and with Mexican Government contributions of Ps. 67.9 billion.

We also received proceeds from the FONADIN in the amount of Ps. 23.0 billion for the purchase of the remaining 50.005% of participation in Deer Park Refinery in the month of January 2022. During the first three months of 2022.

Our net cash flow from operating activities amounted to Ps. 34.0 billion and our net cash flow used in investing activities amounted Ps. (92.4) billion, which included Ps. (92.8) billion used in the acquisition of wells, pipelines, properties, plant and equipment, intangible assets, other assets and our business acquisition of the 50.005% interest in the Deer Park Refinery.

Our 2022 budget included Ps. 45.1 billion related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery. For budgetary purposes, these capital contributions were classified as a financial investment, rather than a capital expenditure. As of March 31, 2022, payments in advance to contractors for the construction of the Dos Bocas Refinery, increased by Ps. 6.2 billion from Ps. 35.9 billion as of December 31, 2021 to Ps. 42.1 billion as of March 31, 2022.

As of March 31, 2022, we owed our suppliers Ps. 270.5 billion as compared to Ps. 264.1 billion as of December 31, 2021. Despite these obligations, we believe net cash flows from our operating and financing activities, together with contributions from the Mexican Government, and cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in 2022. In collaboration with the Mexican Government, we have begun to implement initiatives intended to help us meet our working capital needs, continue to service our debt as it comes due and improve our capital expenditure programs. We are also in the process of developing and refining our new long-term business plan.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022 (the Federal Revenue Law for the Fiscal Year 2022) applicable to us as of January 1, 2022, provides for our incurrence of up to Ps. 65.0 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, and although our debt has decreased, our working capital continued to deteriorate. For 2022, crude oil prices have improved but continue to be volatile. As of March 31, 2022, the weighted average Mexican crude oil export price was U.S. $98.00 per barrel, an increase of U.S. $26.71 per barrel as compared to the average price as of December 31, 2021, which was U.S. $71.29 per barrel. Any future decline in international crude oil and natural gas prices will have a negative impact on our results of operations and financial condition.

Periods of low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations for the three-month period ended March 31, 2022, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2022.

As of March 31, 2022, our total debt, including accrued interest, was Ps. 2,161.6 billion (U.S. $108.1 billion), in nominal terms, which represents a 3.9% decrease compared to our total debt, including accrued interest, of 2,249.7 billion (U.S. $109.3 billion) as of December 31, 2021. As of March 31, 2022, Ps. 827.4 billion (U.S. $41.4 billion) or 38.3% of our existing total debt, including accrued interest, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 464.3 billion (U.S. $22.6 billion) as of December 31, 2021 to a negative working capital of Ps. 408.2 billion (U.S. $20.4 billion) as of March 31, 2022. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. These actions are described in Note 18 to our unaudited condensed consolidated interim financial statements.

We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 34.0% of our total liabilities as of March 31, 2022, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of March 31, 2022, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps. 1,398.8 billion.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form 20-F.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes 2-B and 18-F to our unaudited condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 2-B and 18-F to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2022 and December 31, 2021.

	As of
	March 31, 2022		December 31, 2021
	(millions of pesos)
Amounts available under existing credit facilities	Ps.	—	Ps.	1,029
Cash and cash equivalents		48,286		76,506

Liquidity	Ps.	48,286	Ps.	77,535

We have a total amount of U.S. $7,664 million and Ps. 37,000 million in credit lines in order to provide liquidity, subject to our authorized net indebtedness. As of March 31 2022, these credit lines were fully drawn.

Cash Flows from Operating, Investing and Financing Activities

During the first three months of 2022, net cash flows from operating activities increased to Ps. 34.0 billion, as compared to net cash flows used in operating activities, which totaled Ps. (16.3) billion in the first three months of 2021. During the first three months of 2022, our net cash flows used in investing activities increased to Ps. (92.4) billion, as compared to Ps. (52.6) billion in the same period of 2021. During the first three months of 2022, new financings totaled Ps. 252.0 billion and payments of principal and interest totaled Ps. (309.8) billion, as compared to Ps. 459.7 billion and Ps. (458.6) billion, respectively, during the first three months of 2021. During the first three months of 2022, we applied net funds of Ps. (92.8) billion to acquisitions of wells, pipelines, properties, plant and equipment, other assets, intangible assets and acquisition of the 50.005% interest in the Deer Park Refinery, as compared to Ps. (52.8) billion for the same period of 2021.

As of March 31, 2022, our cash and cash equivalents totaled Ps. 48.3 billion, as compared to Ps. 76.5 billion as of December 31, 2021. See Note 9 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2022 and 2021:

	For the three-month period ended March 31,
	2022		2021
	(millions of pesos)
Net cash flows from (used in) operating activities	Ps.	33,973	Ps.	(16,330)
Net cash flows (used in) investing activities		(92,400)		(52,631)
Net cash flows from financing activities		33,009		63,834
Effects of foreign exchange on cash balances		(2,802)		6,549

Net (decrease) in cash and cash equivalents	Ps.	(28,220)	Ps.	1,422

Note: Numbers may not total due to rounding.

Recent Financing Activities

On December 30, 2021, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $112,000,000,000 to U.S. $125,000,000,000.

During the period from April 23, 2022 to May 18, 2022, we participated in the following financing activities:

•

On April 29, 2022, Petróleos Mexicanos increased a credit line from U.S. $150,000,000 originally issued on May 15, 2017, to U.S. $300,000,000 bearing interest at a floating rate linked to 3-month SOFR plus 220 basis points.

•

On May 12, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,000,000,000 due in 29 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.

•

On May 18, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 500,000,000 due to 364 days, bearing interest at a floating rate linked to 28-day TIIE plus 250 basis points.

For our financing activities for the period from January 1, 2022 to April 22, 2022, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2022 Financing Activities” in the Form 20-F.

As of March 31, 2022, and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are our selected summary operating data.

	Three months ended March 31,
	2022		2021		Change	%
Operating Highlights
Production
Liquids (tbpd) (1)(3)	U.S. $	1,755	U.S. $	1,715	40	2.3
Natural gas (mmcfpd) (2)(3)		3,821		3,700	121	3.3
Petroleum products (tbpd) (4)		839		763	76	10.0
Dry gas from units (mmcfpd)		2,282		2,049	233	11.3
Natural gas liquids (tbpd)		174		176	(3)	(1.4)
Petrochemicals (tt)		321		345	(24)	(7.1)
Average crude oil exports (tbpd)(5)
Isthmus	U.S. $	225.7	U.S. $	140.4	85	60.8
Maya		660.5		828.2	(168)	(20.2)

Total	U.S. $	886.2	U.S. $	968.6	(82)	(8.5)
Value of crude oil exports (value in millions of U.S. dollars)(5)	U.S. $	7,090.8	U.S. $	4,920.6	2,170.2	44.1
Average PEMEX crude oil export prices per barrel(6)
Isthmus	U.S. $	91.94	U.S. $	55.94	36.0	64.4
Maya		88.22		56.68	31.5	55.6

Weighted average price(7)	U.S. $	88.91	U.S. $	56.45	32.5	57.5
West Texas Intermediate crude oil average price per barrel(8)	U.S. $	95.18	U.S. $	59.16	36.0	60.9

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
n.a. not available
(1)	Includes crude oil and condensates.
(2)	Gas production does not include nitrogen.
(3)	Does not consider the production of oil and gas corresponding to the partner.
(4)	Gasoline production does not consider transfers.

(5)

The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of March 31, 2022.

(6)	Average price during period indicated based on billed amounts.
(7)	On May 18, 2022, the weighted average price of our crude oil export mix was U.S. $105.12 per barrel.
(8)	On May 18, 2022, the West Texas Intermediate crude oil spot price was U.S. $109.59 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily liquids production increased by 2.3% in the first three months of 2022, from 1,715 thousand barrels per day in the first three months of 2021 to 1,755 thousand barrels per day in the first three months of 2022. This increase was mainly due to a 27.8% and 21.3% increase in the production of condensates and light crude oil, respectively, of the new fields Quesqui, Pokche, Tlamatini, Koban, Tupilco Profundo, Ixachi and better performance of fields in operation, such as Madrefil and Ek-Balam.

This increase in production was partially offset by a 10.2% decrease in the production of heavy crude oil, primarily due to declining production at certain mature fields of the Ku-Maloob-Zaap business unit, as well as by failures in electro-centrifugal pumping equipment in some wells in the Northeast Marine Region.

During the first three months of 2022, natural gas production increased by 3.3%, from 3,700 million cubic feet per day in the first three months of 2021 to 3,821 million cubic feet per day in the same period of 2022. This increase in production was primarily a result of:

•	a 2.3% increase in associated gas production, primarily due to an increase in the production of the Quesqui field; and

•	a 5.8% increase in non-associated gas production, mainly due to the incorporation of the production of the Ixachi field.

Production of petroleum products increased by 10.0% in the first three months of 2022, from 763 thousand barrels per day in the first three months of 2021 to 839 thousand barrels per day in the first three months of 2022. The production of petroleum products in the first three months of 2022 was composed of 273 thousand barrels of gasoline, 150 thousand barrels of diesel, 32 thousand barrels of jet fuel, and 385 thousand barrels of other petroleum products and LPG. The increase in oil products production is the result of higher crude oil process during the first quarter, which is explained as a result of the continued National Refining System (NRS) rehabilitation program.

The production of distillates (gasoline, diesel and jet fuel) in the National Refining System increased by 60 thousand barrels per day in the first three months of 2022 as compared to the first three months of 2021. This result was supported by the following refineries: Tula with a production of 99 thousand barrels per day, Salina Cruz with 93 thousand barrels per day, Cadereyta with 82 thousand barrels per day, Salamanca with 74 thousand barrels per day, Minatitlán with 62 thousand barrels per day. and Madero with 45 thousand barrels per day.

During the first three months of 2022, dry gas production increased by 11.3%, as compared to the same period of 2021. This behavior was mainly explained by higher production at Cactus, Nuevo Pemex and La Venta gas processing complexes.

During the first three months of 2022, natural gas liquids production decreased by 1.4%, as compared to the same period of 2021, mainly as a result of operational problems in cryogenic units.

During the first three months of 2022, the production of petrochemical products decreased by 24 thousand tons, a 7.1% decrease as compared to the first three months of 2021, mainly due to the combined net effect of the following:

•	a 35 thousand ton increase in the production of sulfur due to the higher sulfur production in Ciudad Pemex processing center and in all NRS refineries;

•

a 13 thousand ton increase in the production of methane derivatives, explained by the continuous and stable operation of the ammonia VI plant in the Cosoleacaque petrochemical complex, as well as the methanol plant at Independencia petrochemical complex;

•	a 10 thousand ton increase in the production of other petrochemicals, mainly due to the increased production of carbon dioxide at the Cosoleacaque petrochemical complex;

•

a 36 thousand ton decrease in the production of ethane derivatives due to the fact that the low-density linear polyethylene plant has been out of operation since January 8 for maintenance at the ethylene plant of La Cangrejera petrochemical complex.

Impacts of the COVID-19 Pandemic in 2022

As of the date of this Form 6-K, all of PEMEX’s operations have continued without interruptions related to COVID-19. In accordance with the business continuity plan, PEMEX has limited its workforce’s access to the facilities, for which PEMEX implemented alternating shifts and allowed a portion of the workforce to continue to work remotely. In addition, PEMEX has implemented sanitizing and disinfecting measures for its facilities and the use of instruments and other equipment to monitor infection risks.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico, the Mexican economy and the global economy and, in turn, PEMEX’s business, results of operations and financial condition, is highly uncertain and will depend on numerous evolving factors that cannot be predicted.

For further information regarding the impact of the COVID-19 pandemic on us, see “Item 3–—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3––Risk Factors The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in our Form 20-F.

Russian activities in Ukraine and the related destabilization of the world energy markets.

PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC member states. An actual increase, or the threat of an increase, in Russian activities in Ukraine could lead to increased volatility in global oil and gas prices. Destabilization of global oil and gas prices could reduce the price received from PEMEX’s sales of oil and natural gas and adversely affect PEMEX’s results and profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond PEMEX’s control, including geopolitical events.

Industrial Transformation

In the first quarter of 2022, crude oil process averaged 822 thousand barrels per day, an increase of 10.1%, as compared to the same period of 2021, as a result of the progress in the NRS rehabilitation program. In addition, primary distillation utilization capacity averaged 50.1%, which is a 4.6 points increase as compared to the first quarter of 2021.

Deer Park Refinery

In January 2022, we acquired the remaining 50.005% interest in the Deer Park Refinery. For further information related to the Deer Park acquisition, see Note 12 of our unaudited condensed consolidated interim financial statements included herein.

Regarding the performance of the Deer Park Refinery, from January 20, 2022 to March 31, 2022, this asset processed 282 Mbd of crude oil and produced 294 thousand barrels per day of petroleum products, of which 84.2% were distillates. Currently, we are in the process of assessing the overall integration of the Deer Park Refinery into our refining operation.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2022 AND 2021

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021 AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2022 AND DECEMBER 31, 2021

(Figures stated in thousands, except as noted)

	Note	March 31, 2022		December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	8,9	Ps.	48,285,884	Ps.	76,506,447
Customers	8,10		136,801,153		101,259,081
Other financing receivable	8,10		34,130,022		40,787,153
Other non-financing receivable	10		139,165,244		136,350,115
Inventories	11		125,674,097		86,113,142
Current portion of the Government Bonds	8,15-A		28,913,686		1,253,451
Derivative financial instruments	8		10,650,579		12,473,967
Other current assets			2,670,424		3,650,688

Total current assets			526,291,089		458,394,044
Non-current assets:
Investments in joint ventures and associates	8,12		2,179,741		2,254,952
Wells, pipelines, properties, plant and equipment, net	13		1,320,554,422		1,274,532,607
Rights of use			52,867,035		54,283,458
Long-term notes receivable, net of current portion	8,15-B		1,570,182		1,646,290
Long-term portion of the Government Bonds	8,15-A		82,162,553		109,601,905
Deferred income taxes and duties			88,617,749		92,255,839
Intangible assets, net	14		22,611,198		20,016,146
Other assets	15-C		45,330,556		39,112,930

Total non-current assets			1,615,893,436		1,593,704,127

Total assets		Ps.	2,142,184,525	Ps.	2,052,098,171

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	8,16	Ps.	532,055,622	Ps.	492,283,613
Short-term leases	8		8,798,841		7,902,874
Suppliers	8		270,538,404		264,056,358
Income taxes and duties payable			71,759,001		112,753,591
Accounts and accrued expenses payable	8		37,383,176		32,015,808
Derivative financial instruments	8		13,915,643		13,636,086

Total current liabilities			934,450,687		922,648,330

Long-term liabilities:
Long-term debt, net of current portion	8,16		1,629,521,674		1,757,412,281
Long-term leases, net of current portion	8		47,947,531		51,448,775
Employee benefits			1,398,822,224		1,384,071,648
Provisions for sundry creditors	17, 19		93,412,885		92,397,666
Other liabilities			10,120,495		10,778,904
Deferred income taxes and duties			3,258,447		3,341,350

Total long-term liabilities			3,183,083,256		3,299,450,624

Total liabilities		Ps.	4,117,533,943	Ps.	4,222,098,954

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18		909,223,115		841,285,576
Mexican Government contributions			66,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(56,918,306)		(38,139,514)
Accumulated deficit:
From prior years			(3,018,008,068)		(2,723,475,900)
Net income (loss) for the period			122,675,660		(294,532,168)

Total controlling interest			(1,975,294,878)		(2,170,129,285)
Total non-controlling interest			(54,540)		128,502

Total equity (deficit)			(1,975,349,418)		(2,170,000,783)

Total liabilities and equity (deficit)		Ps.	2,142,184,525	Ps.	2,052,098,171

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Figures stated in thousands, except as noted)

	Note	2022		2021
Net sales:
Domestic		Ps.	253,653,993	Ps.	167,635,080
Export			250,949,465		148,969,728
Services income			2,191,076		948,349

Total of sales	7		506,794,534		317,553,157
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13		16,340,620		46,629,783
Cost of sales			325,448,035		218,452,269

Gross income			197,687,119		145,730,671
Distribution, transportation and sale expenses			3,309,023		3,097,912
Administrative expenses			38,010,388		33,549,978
Other revenues			30,264,993		2,542,437
Other expenses			(2,181,872)		(217,283)

Operating income			184,450,829		111,407,935

Financing income(1)			13,014,442		10,322,098
Financing (cost) (2)			(29,506,300)		(37,050,271)
Derivative financial instruments (cost) income, net			(7,751,204)		(9,932,000)
Foreign exchange gain (loss), net			61,801,961		(56,604,435)

Sum of financing income (costs), net, derivative instruments (cost), net and foreign exchange income (loss), net			37,558,899		(93,264,608)
Profit (loss) sharing in joint ventures and associates	12		64,006		(1,842,091)

Income before duties, taxes and other			222,073,734		16,301,236

Profit-sharing duty, net			95,559,378		61,216,704
Income tax expense (income)			4,020,655		(7,557,871)

Total duties, taxes and other			99,580,033		53,658,833

Net income (loss)		Ps.	122,493,701	Ps.	(37,357,597)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			(18,779,875)		7,100,204
Items that will not be reclassified subsequently to profit or loss:
Actuarial gains (losses) - employee benefits, net of taxes	18 d.		—		249,331,588

Total other comprehensive results			(18,779,875)		256,431,792

Total comprehensive income		Ps.	103,713,826	Ps.	219,074,195

Net income (loss) attributable to:
Controlling interest		Ps.	122,675,660	Ps.	(37,297,069)
Non-controlling interest			(181,959)		(60,528)

Net income (loss)		Ps.	122,493,701	Ps.	(37,357,597)

Other comprehensive results attributable to:
Controlling interest		Ps.	(18,778,792)	Ps.	256,431,004
Non-controlling interest			(1,083)		788

Total other comprehensive results		Ps.	(18,779,875)	Ps.	256,431,792

Comprehensive income (loss):
Controlling interest		Ps.	103,896,868	Ps.	219,133,935
Non-controlling interest			(183,042)		(59,740)

Total comprehensive income		Ps.	103,713,826	Ps.	219,074,195

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]

This financing income includes the effect from costs for sales contracts with provisional prices, interests received from Government Bonds and gain on discount rate of plugging of wells in 2022 and 2021.

[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Figures stated in thousands, except as noted)

	Controlling interest
					Accumulated other comprehensive income (loss)		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the period	From prior years	Total		Non- controlling interest	Total equity (deficit), net
Balances as of December 31, 2020	Ps.	524,931,447	43,730,591	1,002,130	51,201,257	(302,486,247)	(508,878,813)	(2,214,597,087)	Ps.	(2,405,096,722)	369,692	Ps.	(2,404,727,030)

Transfer to accumulated deficit		—	—	—	—	—	508,878,813	(508,878,813)		—	—		—
Increase in Mexican Government contributions		63,062,000	—	—	—	—	—	—		63,062,000	—		63,062,000
Non-controlling divestment		—	—	—	—	—	—	—		—	—		—
Total comprehensive (loss) income		—	—	—	7,099,417	249,331,587	(37,297,069)	—		219,133,935	(59,740)		219,074,195

Balances as of March 31, 2021	Ps.	587,993,447	43,730,591	1,002,130	58,300,674	(53,154,660)	(37,297,069)	(2,723,475,900)	Ps.	(2,122,900,787)	309,952	Ps.	(2,122,590,835)

Balances as of December 31, 2021	Ps.	841,285,576	43,730,591	1,002,130	58,945,725	(97,085,239)	(294,532,168)	(2,723,475,900)	Ps.	(2,170,129,285)	128,502	Ps.	(2,170,000,783)

Transfer to accumulated deficit		—	—	—	—	—	294,532,168	(294,532,168)		—	—		—
Increase in Mexican Government contributions		67,937,539	—	—	—	—	—	—		67,937,539	—		67,937,539
Proceeds from FONADIN grants		—	23,000,000	—	—	—	—	—		23,000,000	—		23,000,000
Total comprehensive income (loss)		—	—	—	(18,778,792)	—	122,675,660	—		103,896,868	(183,042)		103,713,826

Balances as of March 31, 2022	Ps.	909,223,115	66,730,591	1,002,130	40,166,933	(97,085,239)	122,675,660	(3,018,008,068)	Ps.	(1,975,294,878)	(54,540)	Ps.	(1,975,349,418)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2022 AND 2021

(Figures stated in thousands, except as noted)

		2022		2021
Operating activities
Net income (loss)	Ps.	122,493,701	Ps.	(37,357,597)
Income taxes and duties		99,580,033		53,658,833
Depreciation and amortization of Wells, pipelines, properties, plant and equipment		33,143,493		30,183,335
Amortization of intangible assets		29,726		31,753
Reversal of impairment of wells, pipelines, properties, plant and equipment		(16,340,620)		(46,629,783)
Capitalized unsuccessful wells		680,893		—
Unsuccesful wells from intangible assets		6,196,804		900,665
Loss from derecognition of wells, pipelines, properties, plant and equipment		1,085,068		23,674
Depreciation of rights of use		1,492,869		1,191,379
Reversal of impairment of rights of use		—		108,782
Reclassification of translation effect		(10,383,296)		—
Discount rate of reserve for well abandonment		802,100		824,592
(Gains) from business acquisition		(1,064,747)		—
Loss (profit) sharing in joint ventures and associates		(64,006)		1,842,091
Unrealized foreign exchange loss (income)		(64,424,784)		55,371,264
Interest expense		29,506,300		37,050,271
Interest income		(13,014,442)		(10,322,098)

Funds from (used in) operating activities		189,719,092		86,877,161
Profit-sharing duty and income tax paid		(91,499,105)		(53,206,211)
Derivative financial instruments		2,102,945		5,861,131
Accounts receivable		(24,616,179)		(20,613,055)
Inventories		(19,287,812)		(11,632,922)
Suppliers		5,367,368		(21,742,456)
Accounts payable and accrued expenses		5,117,603		2,202,538
Provisions for sundry creditors		1,476,659		2,134,488
Employee benefits		14,750,576		(954,021)
Other taxes and duties		(49,158,421)		(5,256,980)

Net cash flows from operating activities		33,972,726		(16,330,327)

Investing activities
Interest collected		355,707		162,753
Business acquisition		(29,039,767)		—
Other assets		(5,104,556)		(25,872,748)
Acquisition of wells, pipelines, properties, plant and equipment		(53,139,435)		(24,535,569)
Intangible assets		(5,471,933)		(2,385,041)

Net cash flows (used in) investing activities		(92,399,984)		(52,630,605)

Cash deficit before financing activities		(58,427,258)		(68,960,932)
Financing activities
Increase in equity due to Certificates of Contribution “A”		67,937,539		63,062,000
Proceeds from FONADIN grants		23,000,000		—
Interest received for long-term receivable from the Mexican Government		2,527,110		2,300,618
Lease payments		(1,990,251)		(1,481,635)
Interest of lease paid		(575,830)		(1,166,666)
Loans obtained from financial institutions		251,959,829		459,697,370
Debt payments, principal only		(260,167,775)		(402,480,569)
Interest paid		(49,681,724)		(56,097,378)

Net cash flows from financing activities		33,008,898		63,833,740

Net (decrease) in cash and cash equivalents		(25,418,360)		(5,127,192)
Effects of foreign exchange on cash balances		(2,802,203)		6,549,228
Cash and cash equivalents at the beginning of the year		76,506,447		39,989,781

Cash and cash equivalents at the end of the period (Note 9)	Ps.	48,285,884	Ps.	41,411,817

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•

Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On May 27, 2022, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Antonio López Velarde Loera, Acting Chief Financial Officer, Mr. Jose Maria del Olmo Blanco, Acting Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation –

A.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2022 and December 31, 2021, and for the three-month periods ended March 31, 2022 and 2021, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021.

B.	Basis of accounting

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, with the exception of the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 18-F).

D.	Functional and reporting currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.

Employee benefits provision was approximately 34% and 33% of PEMEX’s total liabilities as of March 31, 2022 and December 31, 2021, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E.	Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2021.

i.	Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. However, these new standards have not had an impact on the unaudited condensed consolidated interim financial statements of PEMEX.

NOTE 4. ACCOUNTING CHANGES

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these unaudited condensed consolidated interim financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of March 31, 2022 and December 31, 2021, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

As of March 31, 2022 and December 31, 2021, the consolidated Subsidiary Companies are as follows:

•	P.M.I. Holdings, B.V. (PMI HBV) (i)(iii)(x)(xi)

•	P.M.I. Trading, DAC. (PMI Trading) (i)(iii)(vii)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)(iii)(v)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)(iii)(vi)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)(iii)(iv)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)(iv)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (iii)(iv)

•	Pro-Agroindustria, S. A. de C. V. (AGRO) (iii)(iv)

•	PTI Infraestructura de Desarrollo, S. A. de C. V. (PTI ID) (iii)(iv)

•	P.M.I. Servicios Portuarios Transoceánico, S. A. de C. V. (PMI SP) (i)(iii)(iv)

•	Pemex Procurement International, Inc. (PPI) (iii)(vi)

•	Pemex Finance Limited. (FIN) (iii)(ix)

•	Mex Gas Internacional, S. L. (MGAS) (iii)(iv)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII) (iii)(iv)

•	Kot Insurance Company, AG. (KOT) (iii)(viii)

•	PPQ Cadena Productiva, S.L. (PPQCP) (iii)(iv)

•	I.I.I. Servicios, S. A. de C. V. (III Servicios) (iii)(iv)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ) (i)(iii)(iv)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iii)(iv)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iii)(iv)

•	Grupo Fertinal, S.A. de C.V. (GP FER) (iii)(iv)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA) (ii)(iv)

•	P.M.I Trading México, S.A. de C.V. (TRDMX) (i)(iii)(iv)

•	Holdings Holanda Services, B.V. (HHS) (iii)(xi)

•	Deer Park Refining Limited Partnership (DPRL) (vi)(xii)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company (98.33% in PMI CIM and 60.0% in COMESA)

iii.	Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.

iv.	Operates in Mexico

v.	Operates in Spain

vi.	Operates in United States of America

vii.	Operates in Ireland

viii.	Operates in Switzerland

ix.	Operates in Cayman Islands

x.	This company was liquidated in December 2021.

xi.	Operates in Netherlands

xii.	This company is consolidated as of January 2022.

NOTE 6. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of March 31, 2022 and 2021, PEMEX’s operations were conducted through seven and six business segments, respectively: Exploration and Production, Industrial Transformation, Logistics, DPRL (beginning January 20, 2022), the Trading Companies, Corporate and Other operating Subsidiary Companies. Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 16 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

Deer Park segment. Beginning on January 20, 2022, this segment includes the operations of DPRL, whose operating results and performance are reviewed currently and regularly as a separate business by the PEMEX´s Board of Directors. DPRL earns revenues from sales of distillates and gasoline in the U.S. market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•	The segment related to corporate provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.

•

The segment related to the Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice, re-insurance services to PEMEX’s subsidiary entities and companies and other subsidiary companies that perform industrial activities.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the three-month period ended March 31, 2022	Exploration and Production		Industrial Transformation	Logistics	DPRL(3)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	131,896,465	235,863,563	—	52,545,974	78,827,353	—	5,470,103	—	504,603,458
Intersegments		171,776,832	63,942,702	18,551,677	(7,649,929)	135,415,250	16,515,408	9,511,641	(408,063,581)	—
Services income		10,159	302,498	423,229	847,380	604,270	307	3,233	—	2,191,076
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		11,557,311	4,783,309	—	—	—		—	—	16,340,620
Cost of sales		126,112,082	314,291,586	13,629,372	41,612,567	207,007,451	250,674	14,989,644	(392,445,341)	325,448,035

Gross income (loss)		189,128,685	(9,399,514)	5,345,534	4,130,858	7,839,422	16,265,041	(4,667)	(15,618,240)	197,687,119
Distribution, transportation and sales expenses		131,097	3,846,716	15,999	—	300,932	2,121	15,031	(1,002,873)	3,309,023
Administrative expenses		14,325,477	13,867,630	4,356,712	806	656,666	18,185,298	1,234,538	(14,616,739)	38,010,388
Other revenue		2,331,429	11,798,636	14,702	3,170,528	10,436,276	130,699	2,382,723	—	30,264,993
Other expenses		(1,572,755)	(112,611)	8,221	—	(128,965)	(370,040)	(746)	(4,976)	(2,181,872)

Operating income (loss)		175,430,785	(15,427,835)	995,746	7,300,580	17,189,135	(2,161,719)	1,127,741	(3,604)	184,450,829
Financing income		27,481,087	59,446	2,334,756		87,489	38,142,167	26,691	(55,117,194)	13,014,442
Financing cost		(28,576,310)	(7,311,666)	(153,677)	(124,013)	(628,938)	(47,597,518)	(234,974)	55,120,796	(29,506,300)
Derivative financial instruments (cost) income, net		(5,618,315)	1,163	—	—	(1,453,512)	(680,540)	—	—	(7,751,204)
Foreign exchange (loss), net		58,748,883	3,670,527	(8,585)	—	(81,923)	(1,523,753)	996,812	—	61,801,961
Profit (loss) sharing in joint ventures and associates		(294,507)	279,320	1,127	—	8,799,628	136,497,023	23,858,791	(169,077,376)	64,006
Taxes, duties and other		95,559,378	—	4,235,382	—	(223,109)	—	8,382	—	99,580,033

Net income (loss)	Ps.	131,612,245	(18,729,045)	(1,066,015)	7,176,567	24,134,988	122,675,660	25,766,679	(169,077,378)	122,493,701

Total current assets		865,373,577	305,636,649	224,303,457	39,915,950	284,195,141	1,283,776,720	74,781,791	(2,551,692,196)	526,291,089
Total non-current assets		845,452,601	438,153,187	148,578,650	29,096,307	76,882,892	430,965,902	288,147,696	(641,383,799)	1,615,893,436
Total current liabilities		488,680,626	871,645,496	62,241,169	25,409,288	239,269,779	1,766,137,330	32,363,028	(2,551,296,029)	934,450,687
Total non-current liabilities		2,075,283,688	659,181,552	78,714,099	1,495,290	618,196	1,923,900,170	30,573,224	(1,586,682,962)	3,183,083,256
Equity (deficit), net		(853,138,136)	(787,037,212)	231,926,839	42,107,680	121,190,058	(1,975,294,878)	299,993,235	944,902,996	(1,975,349,418)
Depreciation and amortization		26,410,120	3,499,326	1,481,759	1,046,546	91,482	148,154	466,106	—	33,143,493
Depreciation of rights of use		169,813	931,014	174,751	—	182,311	16,743	18,237	—	1,492,869
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		9,236,904	13,351,762	2,218,528	—	2,253	8,195,298	10,505	—	33,015,250
Interest income(1)		32,344	59,395	746	—	19,372	3,027,476	-27,877	—	3,111,456
Interest cost(2)		100,420	1,158,937	148,947	—	575,107	30,607,064	202,198	—	32,792,673

(1)	Included in financing income.

(2)	Included in financing cost.

(3)	Beginning January 20, 2022, DPRL information is now included as a separate business segment.

As of/for the three-month period ended March 31, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	94,563,413	156,927,299	—	63,217,946	—	1,896,150	—	316,604,808
Intersegments		101,357,597	35,944,061	19,484,823	81,795,025	22,201,703	4,424,291	(265,207,500)	—
Services income		16,433	44,880	667,402	238,952	603	(19,921)		948,349
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		41,925,300	4,594,622	109,861	—	—	—	—	46,629,783
Cost of sales		88,802,172	214,777,895	10,627,716	141,115,721	292,792	6,224,243	(243,388,270)	218,452,269

Gross income (loss)		149,060,571	(17,267,033)	9,634,370	4,136,202	21,909,514	76,277	(21,819,230)	145,730,671
Distribution, transportation and sales expenses		77,927	3,505,037	65,882	381,212	(45,487)	24,510	(911,169)	3,097,912
Administrative expenses		17,178,512	12,674,662	6,152,032	361,819	17,219,215	889,453	(20,925,715)	33,549,978
Other revenue		637,754	736,271	22,079	70,464	24,944	1,050,925	—	2,542,437
Other expenses		(236,577)	(40,759)	84,292	(1,590)	—	(8,728)	(13,921)	(217,283)

Operating income (loss)		132,205,309	(32,751,220)	3,522,827	3,462,045	4,760,730	204,511	3,733	111,407,935
Financing income		21,354,958	110,230	1,536,659	76,206	36,715,823	48,106	(49,519,884)	10,322,098
Financing cost		(33,307,241)	(3,592,189)	(83,134)	(471,791)	(48,893,409)	(218,657)	49,516,150	(37,050,271)
Derivative financial instruments (cost) income, net		(11,510,926)	(8,110)		(417,365)	2,004,401	—	—	(9,932,000)
Foreign exchange (loss), net		(48,186,162)	(4,506,216)	(157,121)	(20,786)	(3,076,256)	(657,894)	—	(56,604,435)
(Loss) profit sharing in joint ventures and associates		(84,659)	(203,706)	(20)	(2,063,718)	(40,488,270)	(2,978,333)	43,976,615	(1,842,091)
Taxes, duties and other		61,216,704	—	1,446,593	1,023,926	(11,679,911)	1,651,521	—	53,658,833

Net (loss) income	Ps.	(745,425)	(40,951,211)	3,372,618	(459,335)	(37,297,070)	(5,253,788)	43,976,614	(37,357,597)

Total current assets	Ps.	882,900,308	164,618,925	175,962,094	180,545,816	928,363,769	53,641,606	(2,020,894,658)	365,137,860
Total non-current assets		910,062,692	376,752,481	164,789,486	39,849,092	811,084,359	142,372,323	(780,860,169)	1,664,050,264
Total current liabilities		426,362,778	494,065,800	40,308,976	138,706,337	1,725,465,006	24,699,931	(2,018,605,665)	831,003,163
Total non-current liabilities		2,298,842,841	621,243,677	71,563,455	762,699	2,136,883,910	24,178,821	(1,832,699,607)	3,320,775,796
Equity (deficit), net		(932,242,619)	(573,938,071)	228,879,149	80,925,872	(2,122,900,788)	147,135,177	1,049,550,445	(2,122,590,835)
Depreciation and amortization		24,125,948	3,662,101	1,659,242	58,253	237,582	440,209	—	30,183,335
Depreciation of rights of use		77,440	1,014,976	(198,715)	246,122	26,239	25,317	—	1,191,379
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		7,550,519	11,202,825	1,479,972	—	6,780,599	9,196	—	27,023,111
Interest income(1)		2,817	110,182	47,738	14,814	2,066,913	10,294	—	2,252,758
Interest cost(2)		63,008	1,173,996	69,077	447,872	33,265,581	181,460	—	35,200,994

(1)	Included in financing income.

(2)	Included in financing cost.

As of/ for the year ended December 31, 2021	Exploration and Production	Industrial Transformation (1)	Logistics	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	875,933,631	252,372,772	219,321,008	244,042,561	1,970,621,447	71,425,918	(3,175,323,293)	458,394,044
Total non-current assets	837,915,816	418,907,482	154,076,115	40,872,714	448,667,110	220,334,640	(527,069,750)	1,593,704,127
Total current liabilities	495,444,322	776,564,748	62,569,320	189,834,560	2,538,932,078	34,183,072	(3,174,879,770)	922,648,330
Total non-current liabilities	2,203,155,765	657,020,316	77,857,852	792,646	2,050,485,763	27,632,466	(1,717,494,184)	3,299,450,624
Equity (deficit), net	(984,750,640)	(762,304,810)	232,969,951	94,288,069	(2,170,129,284)	229,945,020	1,189,980,911	(2,170,000,783)

(1)

On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

NOTE 7. REVENUE

As of March 31, 2022 and 2021, the revenues were as follows:

A.	Revenue disaggregation

For the three-month period ended March 31,		Exploration and Production	Industrial Transformation	Logistics	DPRL(1)	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market 2022
United States	Ps.	93,876,884	—	—	53,393,354	58,895,541	—	829,169	206,994,948
Other		22,757,930	—	—	—	2,254,086	—	2,869,570	27,881,587
Europe		15,176,999	—	—	—	1,743,311	—	—	16,920,310
Local		94,811	236,166,061	423,229	—	16,538,684	307	1,774,597	254,997,690

Total	Ps.	131,906,624	236,166,061	423,229	53,393,354	79,431,623	307	5,473,336	506,794,534

2021
United States	Ps.	51,538,627	—	—	—	48,297,261	—	868,024	100,703,912
Other		28,323,921	—	—	—	4,400,484	—	2,802	32,727,207
Europe		14,668,409	—	—	—	645,678	—	—	15,314,087
Local		48,890	156,972,179	667,402	—	10,113,474	603	1,005,403	168,807,951

Total	Ps.	94,579,846	156,972,179	667,402	—	63,456,898	603	1,876,229	317,553,157

Major products and services 2022
Crude oil	Ps.	131,811,814	—	—	—	545,108	—	—	132,356,922
Gas		84,651	30,746,982	—	—	22,011,148	—	—	52,842,781
Refined petroleum products		—	200,830,207	—	17,399,081	53,885,572	—	—	272,114,860
Other		—	4,286,374	—	35,146,893	2,385,525	—	5,470,103	47,288,895
Services		10,159	302,498	423,229	847,380	604,270	307	3,233	2,191,076

Total	Ps.	131,906,624	236,166,061	423,229	53,393,354	79,431,623	307	5,473,336	506,794,534

2021
Crude oil	Ps.	94,530,956	—	—	—	—	—	—	94,530,956
Gas		32,457	36,456,904	—	—	22,630,416	—	—	59,119,777
Refined petroleum products		—	116,958,096	—	—	40,258,058	—	—	157,216,154
Other		—	3,512,299	—	—	329,472	—	1,896,150	5,737,921
Services		16,433	44,880	667,402	—	238,952	603	(19,921)	948,349

Total	Ps.	94,579,846	156,972,179	667,402	—	63,456,898	603	1,876,229	317,553,157

Timing of revenue recognition 2022
Products transferred at a point in time	Ps.	131,896,465	226,123,490	423,229	52,545,974	78,827,353	—	5,470,104	495,286,615
Products and services transferred over the time		10,159	10,042,571	—	847,380	604,270	307	3,232	11,507,919

Total	Ps.	131,906,624	236,166,061	423,229	53,393,354	79,431,623	307	5,473,336	506,794,534

2021
Products transferred at a point in time	Ps.	94,563,413	134,960,421	667,402	—	63,217,946	—	1,896,148	295,305,331
Products and services transferred over the time		16,433	22,011,758	—	—	238,952	603	(19,920)	22,247,826

Total	Ps.	94,579,846	156,972,179	667,402	—	63,456,898	603	1,876,229	317,553,157

(1)	Beginning January 20, 2022, DPRL information is now included as a separate business segment.

Nature, performance obligations and timing of revenue recognition-

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales

Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.

The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is measured initially by estimating variables such as quality and volume claims, delays in boarding etc.

Services

In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.

Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products

There is only one performance obligation that includes transportation for delivery to destination.

The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.

The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.	Accounts receivable in the statement of financial position

As of March 31, 2022 and December 31, 2021, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 136,801,153 and Ps. 101,259,081, respectively (see Note 10).

C.	Practical expedients

i.	Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.	Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8. FINANCIAL INSTRUMENTS

A.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of March 31, 2022, and December 31, 2021. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount (in thousands of Mexican pesos)						Fair value hierarchy
As of March 31, 2022	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	10,650,579	—	—	—	—	10,650,579	—	10,650,579	—	10,650,579
Equity instruments(i)	—	—	448,961	—	—	448,961	—	448,961	—	448,961

Total	10,650,579	—	448,961	—	—	11,099,540

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	48,285,883	—	48,285,883	—	—	—	—
Customers	—	—	—	136,801,153	—	136,801,153	—	—	—	—
Officials and employees	—	—	—	3,728,924	—	3,728,924	—	—	—	—
Sundry debtors	—	—	—	30,401,097	—	30,401,097	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,179,741	—	2,179,741	—	—	—	—
Notes receivable	—	—	—	1,570,182	—	1,570,182	—	—	—	—
Mexican Government Bonds	—	—	—	111,076,239	—	111,076,239	107,089,735	—	—	107,089,735
Other assets	—	—	—	3,666,612	—	3,666,612	—	—	—	—

Total	—	—	—	337,709,831	—	337,709,831

Financial liabilities measured at fair value
Derivative financial instruments	(13,915,643)	—	—	—	—	(13, 915,643)	—	(13, 915,643)	—	(13, 915,643)

Total	(13,915,643)	—	—	—	—	(13, 915,643)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(270,538,404)	(270,538,404)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(37,383,176)	(37,383,176)	—	—	—	—
Leases	—	—	—	—	(56,746,372)	(56,746,372)	—	—	—	—
Debt	—	—	—	—	(2,161,577,296)	(2,161,577,296)	—	(2,067,381,643)	—	(2,067,381,643)

Total	—	—	—	—	(2,526,245,248)	(2,526,245,248)

(i)	Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

	Carrying amount (in thousands of Mexican pesos)						Fair value hierarchy
As of December 31, 2021	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	12,473,967	—	—	—	—	12,473,967	—	12,473,967	—	12,473,967
Equity instruments(i)	—	—	448,949	—	—	448,949	—	448,949	—	448,949

Total	12,473,967	—	448,949	—	—	12,922,916

Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	76,506,447	—	76,506,447	—	—	—	—
Customers	—	—	—	101,259,081	—	101,259,081	—	—	—	—
Officials and employees	—	—	—	3,752,692	—	3,752,692	—	—	—	—
Sundry debtors	—	—	—	37,034,460	—	37,034,460	—	—	—	—
Investments in joint ventures and associates	—	—	—	2,254,952	—	2,254,952	—	—	—	—
Notes receivable	—	—	—	1,646,290	—	1,646,290	—	—	—	—
Mexican Government Bonds	—	—	—	110,855,356	—	110,855,356	109,124,514	—	—	109,124,514
Other assets	—	—	—	4,537,481	—	4,537,481	—	—	—	—

Total	—	—	—	337,846,759	—	337,846,759

Financial liabilities measured at fair value
Derivative financial instruments	(13,636,086)	—	—	—	—	(13,636,086)	—	(13,636,086)	—	(13,636,086)

Total	(13,636,086)	—	—	—	—	(13,636,086)

Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(264,056,358)	(264,056,358)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(32,015,808)	(32,015,808)	—	—	—	—
Leases	—	—	—	—	(59,351,648)	(59,351,648)	—	—	—	—
Debt	—	—	—	—	(2,249,695,894)	(2,249,695,894)	—	(2,211,701,630)	—	(2,211,701,630)

Total	—	—	—	—	(2,605,119,708)	(2,605,119,708)

(i)	Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is valued and registered at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C.	Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D.	Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of March 31, 2022, and December 31, 2021, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. (3,265,064) and Ps. (1,162,119), respectively. As of March 31, 2022, and December 31, 2021, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

For the three-month periods ended March 31, 2022, and 2021, PEMEX recognized a net loss of Ps. 7,751,204 and Ps. 9,932,000, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of March 31, 2022 and December 31, 2021, PEMEX did not recognize any embedded derivatives (foreign currency or index).

E. IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M”, and twelve months “12M”) or the EURIBOR in Euros, are expected to cease to be published in 2022 and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars (over-night “O/N”, one month “1M”, three months “3M”, six months “6M” and twelve months “12M”).

Therefore, PEMEX has identified and is reviewing contracts expiring after the applicable cessation dates, that could be impacted by the change in the aforementioned rates.

PEMEX has a reduced number of financial instruments referenced to floating rates in Euros and U.S. dollars with maturity and interest rate fixation after December 2021 and June 2023, respectively. This portfolio of financial instruments is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of March 31, 2022 (in thousands of each currency)
Debt	LIBOR 1M USD	702,241
	LIBOR 3M USD	468,720
	LIBOR 6M USD	797,791
	EURIBOR 3M EUR	650,000

DFI	LIBOR 1M USD	2,500,000
	LIBOR 3M USD	156,250
	LIBOR 6M USD	243,750

*	Note: Notional amounts with maturity after March 31, 2022, for Euros and after June 30, 2023, for U.S. dollars.

As of the first quarter of 2022, as a result of the discontinuation of the EURIBOR, there has been no effect neither on the debt nor on the DFIs entered into given that the coupon’s interest rate on each payment date has been the same for the debt and DFIs.

In the event that TIIE ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	*Notional Amount As of March 31, 2022 (in thousands of each currency)
Debt	TIIE 28D MXN	6,077,585
	TIIE 91D MXN	24,390,244

DFI	TIIE 28D MXN	31,733,673

*	Note: Notional amounts with maturity after March 31, 2022.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the tables above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

Currently, PEMEX has been in constant communication with its counterparties, in order to carry out this transition in the most efficient way possible. In addition, as a result of the transition, PEMEX is working on any amendments to its contracts that may be required and is monitoring the evolution of the IBORs transition in the market, in order to anticipate any negative impact that these changes may have.

As of the first quarter of 2022, as a result of the transition to the alternative reference rates based on risk-free rates (RFR), PEMEX has adopted the policy of not entering into new DFIs referenced to IBOR rates. Additionally, some of the discount curves that PEMEX uses to obtain the fair value of its DFIs already include in their construction instruments of the corresponding currency referenced to the new RFR.

As a result of the policy of not contracting new financing operations at floating rates linked to IBOR, during 2021 and the first quarter of 2022, PEMEX contracted financing operations in USD at floating rates, linked to RFR rates.

The credit agreements of PMI Trading included flexible provisions that would help make an orderly transition to an alternative rate in the event that the LIBOR rates ceased to be published prematurely. Currently, PMI Trading’s negotiations to adopt the new benchmark rate have concluded and PMI Trading is now able to use LIBOR until its definitive conclusion. PMI Trading will then continue with the new benchmark of Secured Overnight Funding Rate (SOFR) whenever required.

NOTE 9. CASH AND CASH EQUIVALENTS

As of March 31, 2022 and December 31, 2021, cash and cash equivalents were as follows:

	2022		2021
Cash on hand and in banks(i) (ii)	Ps.	35,228,465	Ps.	41,520,864
Highly liquid investments (iii)		13,057,419		34,985,583

	Ps. 48,285,884		Ps. 76,506,447

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)

As of December 31, 2021, includes Ps. 15,461,286 in cash, allocated to the retirement plan of benefits to employees. These resources are obtained from the collection of Government Bonds that will be transferred exclusively to the Fideicomiso Fondo Laboral Pemex (“Pemex Labor Fund” or “FOLAPE”) for the payment of obligations related to pensions and retirement plans.

(iii)	Mainly composed of short-term Mexican Government investments.

NOTE 10. CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE

As of March 31, 2022 and December 31, 2021, accounts receivable and other receivables were as follows:

A.	Customers

	2022		2021
Domestic customers, net	Ps.	64,865,920	Ps.	54,031,475
Export customers, net		71,935,233		47,227,606

Total customers	Ps.	136,801,153	Ps.	101,259,081

B.	Other financial and non-financial accounts receivable

	2022		2021
Financial assets:
Sundry debtors(1)	Ps.	30,401,097	Ps.	37,034,460
Employees and officers		3,728,925		3,752,693

Total financial Assets	Ps.	34,130,022	Ps.	40,787,153

Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	80,891,850	Ps.	80,581,955
Special Tax on Production and Services		55,446,722		53,176,800
Other accounts receivable		2,826,672		2,591,360

Total non-financial assets:	Ps.	139,165,244	Ps.	136,350,115

(1)	Includes Ps. (208,142) and Ps. (210,672) of impairment, as of March 31, 2022 and December 31, 2021, respectively.

NOTE 11. INVENTORIES

As of March 31, 2022 and December 31, 2021, inventories were as follows:

	2022		2021
Refined and petrochemicals products	Ps.	64,206,469	Ps.	40,359,715
Products in transit		35,331,079		21,614,227
Crude oil		21,223,157		18,540,376
Materials and products in stock		4,644,978		5,036,587
Materials in transit		9,750		313,899
Gas and condensate products		258,664		248,338

	Ps. 125,674,097		Ps. 86,113,142

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

A.	The investments in joint ventures and associates as of March 31, 2022 and December 31, 2021 were as follows:

	Percentage of investment	March 31, 2022		December 31, 2021
Deer Park Refining Limited(1)	49.995%	Ps.	—	Ps.	6,703,324
Sierrita Gas Pipeline LLC	35.00%		1,133,886		1,187,170
Frontera Brownsville, LLC.	50.00%		446,284		456,503
Texas Frontera, LLC.	50.00%		188,582		195,814
CH 4 Energía, S. A. de C.V.	50.00%		190,787		174,321
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		92,800		110,344
Other-net	Various		127,402		130,800

Total			2,179,741		8,958,276
(Impairment) in joint venture Deer Park Refining Limited(2)			—		(6,703,324)

		Ps. 2,179,741		Ps. 2,254,952

(1)

As of December 31, 2021, PEMEX owned 49.995% interest in DPRL and had the control on the company, accordingly DPRL was recognized through the equity method in the financial statements of PEMEX. As of March 31, 2022, PEMEX owns 100% interest in DPRL and has control of the company, accordingly DPRL is consolidated in the financial statements of PEMEX.

(2)	As of December 31, 2021, the investment in Deer Park was totally impaired (see subsection B.).

Profit (loss) sharing in joint ventures and associates:

	March 31,
	2022		2021
Deer Park Refining Limited	Ps.	—	(1,920,253)
Sierrita Gas Pipeline, LLC.		32,802	33,281
CH4 Energía, S. A. de C.V.		16,465	5,632
Texas Frontera, LLC.		2,992	6,615
Frontera Brownsville, LLC.		2,923	14,976
Ductos el Peninsular, S. A. P. I. de C. V.		1,122	(20)
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		(17,543)	—
Other, net		25,245	17,678

Profit (loss) sharing in joint ventures and associates, net	Ps.	64,006	(1,842,091)

B.	Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited Partnership L.P. (“Deer Park”) (Joint venture). On March 31, 1993, PMI NASA acquired 49.995% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell was responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil).

Management decisions were made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants had the rights to the net assets in the proportion of their participation. This joint venture was recorded under the equity method.

The investment in Deer Park as of December 31, 2021 was Ps. 6,703,324, which represented PMI NASA’s 49.995% interest in Deer Park (see subsection A.).

COVID-19 negatively impacted the energy industry due to mobility restrictions and stoppages in several industries. For the Deer Park refinery these impacts were observed in the reduction in refining margins due to lower demand in fuels. Therefore, at the beginning of 2021, Deer Park’s partners decided to support the refinery financially, given problems with liquidity toward the end of 2020.

The support from Deer Park’s partners allowed us to continue the operation of the refinery. During 2021, there were three material impacts on the results:

a.	Low refining margins due to lower international demand as a result of the COVID-19 pandemic.

b.

Winter Storm Suspension. In February 2021, industries within the Texas area were affected by heavy snowfall. For Deer Park refinery, this scenario resulted in a total emergency stoppage and the activities resumed by the last week of March 2021. However, repair activities were required and were completed in November 2021.

c.

As established under the Renewable Fuel Standard Program of the Environmental Protection Agency of the United States of America, we are required to blend renewable products for transportation fuels, which led to an increase in renewable blending cost obligations from a higher price of “Renewal Identification Numbers.”

As a result, indications of impairment were identified, and at the end of 2021, impairment tests were carried out on the amount of the investment recognized in Deer Park, and the result was the recognition of a total impairment in the book value of the investment as of December 31, 2021 of Ps. 6,703,324, which is presented as a separate line item in the Statement of Comprehensive income.

PEMEX determined the fair value of the joint venture under the market approach, with information from an observable transaction between independent parties, duly informed and in a market of free competition. In this observable transaction, the total value of the debt was agreed as the fair value of Deer Park.

In January 2022, PEMEX acquired the remaining 50.005% interest in Deer Park. On January 20, 2022, PMI SUS acquired the remaining 50.005% of participation in Deer Park through a purchase agreement with Shell, thereby becoming owner of Deer Park. Through this operation, PEMEX indirectly acquired control over Deer Park. As a result of the acquisition, this company is now consolidated in PEMEX’s financial statements. Beginning January 20, 2022, DPRL business model changed from a company that obtained revenues from services for processing crude oil to a company that buys and processes crude oil and sells gasolines and distillates.

Deer Park is a limited partnership under the laws of Delaware, with operations in Deer Park, Texas. The purpose of the acquisition is to strengthen and increase the refining capacity under PEMEX’s control. Currently, we are in the process of assessing the overall integration of Deer Park into our refining operations.

Prior to the acquisition, the participation in Deer Park was recognized as a joint venture. As a result, the participation was recognized in PEMEX’s consolidated financial statements using the equity method.

On November 3, 2021, the Board of Directors authorized PEMEX’s capitalization of HHS and HPE up to the amount received from the Fondo Nacional de Infraestructura (National Infrastructure Fund, or “ FONADIN”) as a non-recoverable contribution to enable HHS and HPE, in turn, to capitalize PMI NASA and PMI SUS. These capitalizations were used to meet financial commitments arising out of the acquisition of Shell’s interest in Deer Park. In January 2022, the amount received and recorded from the FONADIN totaled Ps. 23,000,000 (U.S. $1,119,247). In addition, PEMEX entered into a borrowing of Ps. 8,974,406 (U.S. $436,000) due in 90 days.

In recognition of this transaction, PEMEX is applying the purchase method in accordance with International Financial Reporting Standard (IFRS) 3 “Business Combinations”, accounting for the transaction as a business combination achieved in stages.

Consideration transferred

PEMEX’s purchase of control of Deer Park, through the 50.005% interest owned by Shell, included the following:

Cash paid to Shell	U.S. $	421,396	Ps.	8,673,815
Debt to third parties		896,391		18,450,873
Debt to company partners		171,350		3,526,973

Total paid in cash	U.S. $ 1,489,137		Ps. 30,651,661

The transferred compensation includes cash, as well as the payment of 100% of Deer Park’s third-party debt by exempting Shell from any obligations (liabilities) with respect to these debts and partner debt, consisting of the payment of Deer Park’s domestic debt to Shell as of the acquisition date.

Following is a reconciliation between the fair value consideration given for controlling interest and the business acquisition:

Fair value of consideration given for controlling interest	U.S. $	1,489,137	Ps.	30,651,661
Less: cash and cash equivalents		(78,310)		(1,611,894)

Total business acquisition	U.S. $ 1,410,827		Ps. 29,039,767

Values indicated above represent the fair value of the consideration transferred.

Acquisition costs

Acquisition costs for the 50.005% interest in Deer Park totaled Ps. 145,937 (U.S. $7,091).

Identifiable assets acquired and liabilities assumed.

The following table summarizes the fair value of the identifiable assets acquired.

	U.S.$	Ps.
Cash and cash equivalents	78,310	1,611,894
Inventories	643,600	13,247,551
Other current assets	6,453	132,806

Total current Assets	728,363	14,992,251
Property, Plant and Equipment	1,454,196	29,932,449

Total identifiable net assets acquired	2,182,559	44,924,700

The Company carried out the valuation of the fair value of the business acquired under the market approach, since it has information on an observable transaction between independent parties, duly informed and in a free competition market.

At the acquisition date, considering the amount of the value of the net assets, the consideration transferred, and the value of the investment previously held, a gain at a bargain purchase was determined as follows:

	U.S.$	Ps.
Consideration transferred	1,489,137	30,651,661
Previously held working capital(1)	641,694	13,208,292
Fair value of the identifiable net assets acquired	(2,182,559)	(44,924,700)
Gain on bargain purchase	(51,728)	(1,064,747)

(1)

Fair value of the previously held working capital includes Shell’s Partners Loan (U.S. $326,609 or Ps. 6,663,810) and Inventory of NASA (U.S.$ 315,085 or Ps. 6,544,482) recorded as part of PEMEX’s investment in DPRL before the acquisition date. Additionally, there was not any gain or loss in the equity interest because it was impaired before the acquisition date. The valuation technique used for measuring the fair value of the previous held working capital was the adjusted book value method.

The gain was recognized in other income line item in the profit or loss of the period.

This gain derived from the purchase of 50.005% of DPRL for Ps.1,064,747 originated primarily because the fair value of the assets acquired, and liabilities assumed was greater than the consideration transferred plus the fair value of 49.005% of the investment previously held by PEMEX in DPRL.

For the three-month period ended March 31, 2022, DPRL contributed Ps. 53,393,354 to PEMEX’s total revenues and Ps. 7,176,568 to PEMEX´s total income for the period.

As of March 31, 2022, PEMEX recognized Ps.(10,383,296) of currency translation effects from the investment in DPRL into other income, as a result of derecognizing the equity method.

Associates

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of March 31, 2022 and December 31, 2021, wells, pipelines, properties, plant and equipment, net, is presented as follows:

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Investment
Balances as of January, 2021	Ps.	811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	3,380,637,120
Acquisitions		3,159,970	—	541,300	5,676,081	183,381	447,763	350,474	8,427	17,753,262	14,723	—	28,135,381
Reclassifications		275,328	—	56,078	—	119	—	7,940	550,621	141,139	60,912	—	1,092,137
Capitalization		309,705	—	—	10,738,413	23,897	—	63,224	—	(11,135,239)	—	—	—
Disposals		(5,062)	—	—	—	451	—	(12,172)	(4,705)	(137,894)	—	—	(159,382)

Balances as of March 31, 2021	Ps.	815,444,963	13,492,631	482,389,043	1,403,642,743	60,519,587	354,800,792	49,238,476	17,383,875	168,491,692	44,301,454	—	3,409,705,256

Balances as of January, 2021	Ps.	811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	3,380,637,120
Acquisitions		16,202,848	57,182	4,008,698	31,584,832	287,710	4,630,358	974,167	326,998	122,214,783	57,092	—	180,344,668
Reclassifications		3,218,834	—	(507,065)	64,049	115	(2,931,778)	2,049	130,971	127,142	276,866	524,679	905,862
Impairment presentation (2)		113,522,135	(1,217)	24,292,290	121,070,386	9,817,972	67,305,005	(328,799)	6,303,440	36,777,946	—	—	378,759,158
Capitalization		8,292,881	—	3,923,149	43,076,120	294,044	4,659,693	152,540	5,235,745	(65,840,388)	206,216	—	—
Disposals		(1,455,531)	—	(18,032,858)	(95,061,066)	—	(12,131,094)	(318,412)	(292,249)	(1,714,397)	—	(524,679)	(129,530,286)

Balances as of December 31, 2021	Ps.	951,486,189	13,548,596	495,475,879	1,487,962,570	70,711,580	415,885,213	49,310,555	28,534,437	253,435,510	44,765,993	—	3,811,116,522

Acquisitions (3)		17,512,684	171,270	523,200	1,573,810	2,209,600	338,760	5,036,290	526,310	36,017,832	—	—	63,909,756
Reclassifications		(1,119,280)	—	(102,300)	(71,680)	(406,850)	—	(320,310)	(129,140)	(341,450)	(69,720)	52,880	(2,507,850)
Capitalization		1,824,580	—	1,138,980	8,842,350	290,550	662,340	16,400	—	(12,775,200)	—	—	—
Disposals		(391,744)	—	(58,650)	—	(1,540)	(47,710)	(70,910)	(662,060)	(320,582)	—	(52,880)	(1,606,076)

Balances as of March 31, 2022	Ps.	969,312,429	13,719,866	496,977,109	1,498,307,050	72,803,340	416,838,603	53,972,025	28,269,547	276,016,110	44,696,273	—	3,870,912,352

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Total fixed assets
Accumulated depreciation and amortization
Balances as of January, 2021	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	(2,104,507,599)
Depreciation		(8,852,680)	(90,072)	(3,558,960)	(12,969,327)	(456,807)	(3,334,794)	(495,519)	(425,176)	—	—	—	(30,183,335)
Reclassification		(534,920)	—	(46,811)	—	(77,027)	—	(6,844)	(426,535)	—	—	—	(1,092,137)
(Impairment)		(6,044,664)	—	(6,382,713)	—	—	—	—	—	—	—	—	(12,427,377)
Reversal of impairment		10,746,804	—	—	37,179,289	—	11,021,206	—	109,861	—	—	—	59,057,160
Disposals		(45,667)	—	86,269	—	96,227	—	(6,781)	5,660	—	—	—	135,708

Balances as of March 31, 2021	Ps.	(525,313,325)	(5,992,514)	(210,878,544)	(1,057,156,841)	(40,331,147)	(196,552,052)	(43,846,014)	(8,947,143)	—	—	—	(2,089,017,580)

Balances as of January, 2021	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	(2,104,507,599)
Depreciation		(39,126,110)	(395,756)	(16,731,217)	(56,070,192)	(1,846,486)	(16,627,864)	(2,008,187)	(625,553)	—	—	—	(133,431,365)
(Impairment)		(43,670,755)	—	(25,193,511)	(62,151,433)	—	(5,503,546)	—	(108,749)	(21,233,314)	—	—	(157,861,308)
Reversal of impairment		38,499,016	—	23,545,676	72,569,176	—	20,727,844	—	—	1,309,001	—	—	156,650,713
Reclassitications		(4,541,518)	15,413	(90,202)	(89,082)	5,701,953	51,568	59,141	103,085	(2,116,220)	—	—	(905,862)
Impairment presentation(2)		(113,522,135)	1,217	(24,292,290)	(121,070,386)	(9,817,972)	(67,305,005)	328,799	(6,303,440)	(36,777,946)	—	—	(378,759,158)
Disposals		453,965	—	7,300,538	65,307,692	—	8,820,911	261,910	85,648	—	—	—	82,230,664

Balances as of December 31, 2021	Ps.	(682,489,735)	(6,281,568)	(236,437,335)	(1,182,871,028)	(45,856,045)	(264,074,556)	(44,695,207)	(15,059,962)	(58,818,479)	—	—	(2,536,583,915)

Depreciation		(9,911,950)	(84,290)	(3,839,860)	(14,021,360)	(465,580)	(3,924,060)	(721,210)	(175,183)	—	—	—	(33,143,493)
Reclassification		2,034,830	—	30,630	71,680	156,920	—	204,290	9,500	—	—	—	2,507,850
(Impairment)		—	—	—	(84,940)	—	—	—	—	—	—	—	(84,940)
Reversal of impairment		159,080	—	1,210,440	6,447,950	4,783,310	3,799,810	—	—	24,970	—	—	16,425,560
Disposals		110,620	—	38,350	—	5,790	—	69,540	296,708	—	—	—	521,008

Balances as for March 31, 2022	Ps.	(690,097,155)	(6,365,858)	(238,997,775)	(1,190,457,698)	(41,375,605)	(264,198,806)	(45,142,587)	(14,928,937)	(58,793,509)	—	—	(2,550,357,930)

Wells, pipelines, properties, plant and equipment—net as of March 31, 2021	Ps.	290,131,639	7,500,117	271,510,499	346,485,902	20,188,440	158,248,739	5,392,462	8,436,731	168,491,692	44,301,454	—	1,320,687,675

Wells, pipelines, properties, plant and equipment—net as of December 31, 2021	Ps.	268,996,454	7,267,028	259,038,544	305,091,542	24,855,535	151,810,657	4,615,348	13,474,475	194,617,031	44,765,993	—	1,274,532,607

Wells, pipelines, properties, plant and equipment—net as of March 31, 2022	Ps.	279,215,274	7,354,008	257,979,334	307,849,352	31,427,735	152,639,797	8,829,438	13,340,610	217,222,601	44,696,273	—	1,320,554,422

Depreciation rates		3 a 5%	5%	2 a 7%	—	3 a 7%	4%	3 a 10%	4 a 20%
Estimated useful lives		20 a 35	20	15 a 45	—	33 a 35	25	3 a 10	5 a 25

(1)	Mainly wells, pipelines and plants.
(2)

To present the accumulated effect of impairment as part of the accumulated depreciation and amortization. This presentation does not affect the net value of wells, pipelines, properties, plant and equipment.

(3)	On January 20, 2022, PEMEX acquired assets with a cost of Ps. 29,932,449, mainly plants. This amount includes assets acquired through a business combination (see Note 12).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

A.

For the three-month period ended March 31, 2022 and 2021, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 779,668 and Ps. 734,230, respectively. Financing cost rates during the three-month period ended March 2022 and 2021 were 5.4% to 6.1% and 6.15% to 6.48%, respectively.

B.

The combined depreciation of fixed assets and amortization of wells for the three-month period ended March 31, 2022 and 2021, recognized in operating costs and expenses, was Ps. 33,143,494 and Ps. 30,183,346, respectively which includes costs related to plugging and abandonment of wells for the three-month period ended March 31, 2022 and 2021 of Ps. 12,042 and Ps. 46,545, respectively.

C.

As of March 31, 2022 and December 31, 2021, provisions relating to future plugging of wells costs amounted to Ps. 68,957,813 and Ps. 70,144,756, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.

As of March 31, 2022 and 2021, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 5,523,213 and Ps. 490,203, respectively, which was mainly plant.

E.

During the three-month periods ended March 31, 2022 and 2021, PEMEX recognized a reversal of impairment of Ps. 16,340,620, and Ps. 46,629,783, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	As of March 31,
	2022			2021
	Reversal of impairment	(Impairment)	(Impairment) / Reversal of impairment, net	Reversal of impairment	(Impairment)	(Impairment) / Reversal of impairment, net
Pemex Exploration and Production	11,642,247	(84,936)	11,557,311	51,820,551	(9,895,251)	41,925,300
Pemex Industrial Transformation	13,451,867	(8,668,558)	4,783,309	10,639,286	(6,044,664)	4,594,622
Pemex Logistics	—	—	—	109,861	—	109,861

Total	25,094,114	(8,753,494)	16,340,620	62,569,698	(15,939,915)	46,629,783

Cash-Generating Unit of Pemex Exploration and Production

During the three-month periods ended March 31, 2022 and 2021, Pemex Exploration and Production recognized a net reversal of impairment, of Ps. 11,557,311 and Ps. 41,925,300, respectively.

The net reversal of impairment was in the following CGUs:

		2022	2021
Cantarell	Ps.	4,371,147	34,188,613
Burgos		4,259,184	—
Antonio J. Bermudez		2,223,598	4,127,349
Ogarrio Magallanes		530,061	—
Tamaulipas constituciones		233,289	2,177,216
Lakach		24,968	—
Aceite terciario del golfo		—	7,481,745
Ixtal - manik		—	2,766,957
Arenque		—	849,438

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Poza rica		—	199,546
Cuenca de Macuspana		—	29,687

Reversal of impairment		11,642,247	51,820,551
Tsimin xux		(42,863)	(3,539,083)
Cuenta Macuspana		(42,073)	—
Burgos		—	(4,809,067)
Chuc		—	(925,645)
Crudo ligero marino		—	(621,456)

(Impairment)		(84,936)	(9,895,251)

Reversal (impairment) net	Ps.	11,557,311	41,925,300

As of March 31, 2022, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 11,557,311 mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 23,774,074 from an average crude oil prices of U.S. $57.89 per barrel as of December 31, 2021 to U.S. $58.52 per barrel as of March 31, 2022 and in the case of gas from U.S. $3.65 mpc to U.S. $4.02 mpc, mainly in Cantarell, Burgos and Tamaulipas Constituciones CGUs; (ii) lower maintenance, transportation and distribution costs of Ps. 11,231,178 mainly in Cantarell and Burgos; and (iii) a positive effect due to lower discount rate of Ps. 3,063,255, or 1.9% decrease, from 6.89% in 2021 to 6.76% in 2022. These effects were partially offset by (i) a decrease in production profiles volume in the barrel of crude oil equivalent of Ps. 21,877,447 during the first quarter of 2022 mainly in Tsimin Xux and Antonio J. Bermúdez CGUs; (ii) the negative effect due to an exchange rate of Ps. 4,313,991 or 2.9%, from Ps.20.5835 = U.S. $1.00 as of December 31, 2021, to Ps. 19.9942 = U.S. $1.00 as of March 31, 2022; and (iii) a negative tax effect of Ps. 319,757, due to higher income as a result of an increase in hydrocarbon prices, mainly in Burgos CGU.

As of March 31, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 41,925,300, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 60,790,033, mainly in the Cantarell, Chuc and Aceite Terciario del Golfo (“ATG”) CGUs, (ii) a positive exchange rate effect of Ps. 15,146,186, mainly in the Cantarell, ATG and Chuc CGUs, as a result of the increase in the exchange rate from Ps. 19.9487 = U.S. $ 1.00 as of December 31, 2020 to Ps. 20.6047 = U.S. $ 1.00 as of March 31, 2021. These effects were partially offset by (i) a negative discount rate effect of Ps. 11,256,686, as a result of the increase in the discount rate from 6.23% as of December 31, 2020 to 6.46% as of March 31, 2021, which motivated the CGUs with higher revenues, sales volume, price and exchange rates to recognize this effect, (ii) a decrease in the production volume of barrels of oil equivalent (BOE) and higher transportation and distribution costs generating a negative effect of Ps. 14,867,772, mainly in the Tsimin Xux and Crudo Ligero Marino CGUs and (iii) a negative tax effect of Ps. 7,886,461, due to higher income as the result of production profiles, hydrocarbon prices and exchange rate effect compared to December 31, 2020, mainly in the Cantarell, Chuc and ATG CGUs.

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of March 31,
	2022	2021
Average crude oil price	57.18 USD/bl	54.73 USD/bl
Average gas rice	4.58 USD/mpc	5.02 USD/mpc
Average condensates price	65.57 USD/bl	63.87 USD/bl
Discount rate	6.76% anual	6.46 % anual

For 2022 and 2021 the total forecast production, calculated with a horizon of 25 years, was 7,123 million and 6,527 million barrels per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

As of March 31, 2022 and 2021, values in use for CGU with impairment or reversal of impairment are:

		2022	2021
Cantarell	Ps.	57,904,795	144,780,135
Chuc		84,675,000	69,019,729
Aceite terciario del golfo		74,745,320	46,728,387
Antonio j. Bermudez		20,306,804	27,924,060
Crudo ligero marino		33,621,821	26,614,468
Tsimin xux		28,695,431	26,489,023
Ixtal - manik		23,187,400	14,068,950
Burgos		8,412,957	13,185,204
Poza rica		7,164,772	9,265,806
Tamaulipas constituciones		5,870,258	7,330,800
Arenque		5,569,772	5,732,423
Cuenca de Macuspana		677,105	1,122,162

Total	Ps.	350,831,435	392,261,147

Cash-Generating Units of Pemex Industrial Transformation

During the three-month periods ended March 31, 2022 and 2021, Pemex Industrial Transformation recognized a net reversal of impairment, of Ps. 4,783,309 and Ps. 4,594,622, respectively.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The net reversal of impairment was in the following CGUs:

		2022	2021
Minatitlán Refinery	Ps.	6,110,549	4,926,525
Tula Refinery		5,155,011	5,712,761
Cosoleacaque Processor Complex		2,161,653	—
Pajaritos Ethylene Processor Complex		24,654	—

Reversal of de impairment		13,451,867	10,639,286

Morelos Ethylene Processor Complex		(4,107,716)	(767,244)
Cangrejera Ethylene Processor Complex		(2,576,117)	—
Madero Refinery		(1,984,725)	(5,277,420)

Impairment		(8,668,558)	(6,044,664)

Reversal of de impairment	Ps.	4,783,309	4,594,622

As of March 31, 2022, the net reversal of impairment of Ps. 4,783,309 was mainly the result of (i) a 9% increase in refining sales price. These effects were partially offset by (i) an increase in the discount rate of CGUs of refined products by 0.48% and a slight decrease in the discount rate of ethylene products by 0.09%; and (ii) a decrease in the exchange rate of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 20.5835 = U.S. $1.00 as of December 31, 2021, to Ps. 19.9942 = U.S. $1.00 as of March 31, 2022, which are used as cash flows when U.S. dollars are taken as reference.

As of March 31, 2021, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 4,594,622. This net reversal of impairment was mainly due to: (i) a decrease in the discount rate of CGUs of refined products, the refined products discount rate decreased by 1.98%, and the discount rate of ethylene decreased by 0.55% and (ii) a positive exchange rate effect. These decreases were partially offset by increases in cost production per barrel prices, generating an increase of 12%, from U.S. $ 48.89 as of December 2020 to U.S. $ 54.88 as of March 31, 2021.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

As of March 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Refining		Gas		Petrochemicals		Ethylene**		Fertilizers
Average crude oil Price	65.57 usd	U.S.$54.88	N.A.		N.A.		N.A.		N.A.
Processed volume(i)	891 mbd	798 mbd	Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse
Rate of U.S. dollar	19.9942	20.6047	19.9942	20.6047	19.9942	20.6047	19.9942	20.6047	19.9942	N.A.
Useful lives of the cash-generating units (year average)	12	12	7	7	6	7	5	6	5	5
Discount rate	9.93%	8.85%	9.73%	9.40%	8.54%	7.74%	8.54%	7.74%	9.84%	9.58%
Period*	2022 – 2033		2020-2028		2020-2027		2020-2026		2022-2026

*	The first 5 years are projected and stabilize at year 6.
**	This entity was merged into Pemex Industrial Transformation on July 1, 2019.
(i)	Average of the first 4 years.

N.A. Non-applicable

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of March 31, 2022 and 2021, the value in use for the impairment of fixed assets was as follows:

		2022	2021
Tula Refinery	Ps.	43,439,741	58,229,940
Minatitlán Refinery		27,005,341	23,260,032
Morelos Ethylene Processor Complex		3,452,829	8,148,719
Cangrejera Ethylene Processor Complex		2,971,254	—
Cosoleacaque Processor Complex		2,791,334	—
Madero Refinery		—	1,417,261

Total	Ps.	79,660,499	91,055,952

NOTE 14. INTANGIBLE ASSETS, NET

At March 31, 2022, and December 31, 2021, intangible assets, net are mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 22,611,198 and Ps. 20,016,146, , respectively as follows:

A. Wells unassigned to a reserve

		March 31,	December 31,	March 31,
		2022	2021	2021
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	18,639,136	21,435,160	21,435,160
Additions to construction in progress		5,163,612	25,377,983	2,285,207
Transfers against expenses		(680,893)	(12,565,711)	(900,665)
Transfers against fixed assets		(2,263,149)	(15,608,296)	(2,727,363)

Balances at the end of the period	Ps.	20,858,706	18,639,136	20,092,339

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

B. Other intangible assets

		March 31, 2022	December 31, 2021
Licenses	Ps.	5,965,954	5,243,953
Exploration expenses, evaluation of assets and concessions		1,796,447	1,860,718
Amortization accumulated		(6,009,909)	(5,727,661)

Balance at the end of the period	Ps.	1,752,492	1,377,010

NOTE 15. GOVERNMENT BONDS, LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A. Government bonds

As of March 31, 2022 and December 31, 2021, the balance of Government Bonds, includes Government Bonds valued at amortized cost as follows:

		2022	2021
Government bonds (1)	Ps.	111,076,239	110,855,356
Less: current portion of Government Bonds, net of expected credit losses		28,913,686	1,253,451

Total long-term notes receivable	Ps.	82,162,553	109,601,905

(1)	As of March 31, 2022 and December 31, 2021, includes an expected credit loss of Ps. 13,064 and Ps. 13,038, respectively.

As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to March 31, 2022, interest income generated by the Government Bonds amounted to Ps. 1,740,438, of which Petróleos Mexicanos received payments in the amount of Ps. 2,527,110. During the period from January 1 to December 31, 2021, interest income generated by the Government Bonds amounted to Ps. 7,094,180, of which Petróleos Mexicanos received payments in the amount of Ps. 7,126,559. The interest income was recognized as financial income in the consolidated statement of comprehensive income.

As of March 31, 2022 and December 31, 2021, the Government Bonds consisted of 17 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2023 and 2026, with a notional amount of Ps. 102,492,032 and Ps. 913,482 in UDIs, respectively.

As of March 31, 2022 and December 31, 2021, the fair value of the transferred assets was Ps. 107,089,735 and Ps. 109,124,514, respectively and the fair value of the associated liabilities was Ps. 83,086,279 and Ps. 83,869,441, respectively, resulting in a net position of Ps. 24,003,456 and Ps. 25,255,073, respectively.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of March 31, 2022 and December 31, 2021, the recorded liability was Ps. 84,115,263 (Ps.83,401,120 of principal and Ps.714,143 interest) and Ps. 84,189,749 (Ps. 83,401,120 of principal and Ps. 788,629 of interest), respectively.

The roll-forward of the Government Bonds is as follows:

		March 31, 2022	December 31, 2021
Balance as of the beginning of the period	Ps.	110,855,356	129,549,519
Government Bonds collected		—	(15,788,696	)(1)
Accrued interests		1,740,438	7,094,180
Interests received from bonds		(2,527,110)	(7,126,559)
Impact of the valuation of bonds in UDIS		122,788	459,149
Amortized cost		884,793	(3,336,781)
Reversal (Impairment) of bonds		(26)	4,544

Balance at the end of the period	Ps.	111,076,239	110,855,356

(1)	Government Bonds were collected on December 9, 2021.

B. Long-term notes receivable

As of March 31, 2022 and December 31, 2021, the balance of long-term notes receivable was Ps.1,570,182 and Ps. 1,646,290 respectively and includes Ps. 820,758 and Ps. 833,473 of collection rights related to Value Added Tax from the transferred assets by CENAGAS.

C. Other assets

As of March 31, 2022 and December 31, 2021, the balance of other assets was as follows:

		March 31,	December 31,
		2022	2021
Payments in advance (1)	Ps.	42,051,847	35,931,167
Other		2,410,188	2,327,872
Insurance		868,521	853,891

Total other assets	Ps.	45,330,556	39,112,930

(1)	Mainly advance payments to contractors for the construction of the Dos Bocas Refinery through PTI ID.

NOTE 16. DEBT

The Federal Revenue Law applicable to PEMEX as of January 1, 2022, published in the Official Gazette of the Federation on November 12, 2021, authorized Petróleos Mexicanos and its Subsidiary Entities to incur a domestic net debt up to Ps. 27,242,000 and an external net debt up to U.S. $1,860,000. PEMEX can incur additional internal or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

On December 30, 2021, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $112,000,000 to U.S. $ 125,000,000.

During the period from January 1 to March 31, 2022, PEMEX participated in the following financing activities:

•

On January 14, 2022, P.M.I. SUS, as borrower, and Petróleos Mexicanos, as guarantor, entered into a U.S. $500,000 credit facility maturing in 2023, which bears interest at a floating rate linked to SOFR plus 275 to 425 basis points.

•	On January 21, 2022, Petróleos Mexicanos, issued Ps. 4,500,000 and U.S. $250,000 in aggregate principal amount of promissory notes as follows:

- Ps. 2,000,000 for a term of 270 days, at a rate linked to 91-day TIIE plus 228 basis points;

- Ps. 2,500,000 for a term of 360 days, at a rate linked to 91-day TIIE plus 238 basis points;

- U.S. $100,000 for a term of 90 days, at a rate linked to three-month LIBOR plus 198 basis points; and

- U.S. $150,000 for a term of 180 days, at a rate linked to six-month LIBOR plus 208 basis points.

•

On February 22, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 5,000,000 bearing an interest rate linked to 182-day TIIE plus 260 basis points, maturing in August 2022.

•

On February 25, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of U.S. $11,362 bearing an interest rate linked to 30-day LIBOR plus 175 basis points, maturing in August 2022.

•

On February 25, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 250,000, bearing an interest rate linked to 28-day TIIE plus 235 basis points, maturing in February 2023.

•	On March 16, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000, bearing an interest rate linked to 28-day TIIE plus 220 basis points, maturing in June 2022.

•

On March 17, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 4,000,000, bearing an interest rate linked to 182-day TIIE plus 280 basis points, maturing in September 2022.

•

On March 30, 2022, Petróleos Mexicanos completed the exchange of notes previously issued under Rule 144A and under Regulation S for SEC-registered notes. The following table sets forth, as of March 31, 2022, the principal amount outstanding of the registered debt securities issued by Petróleos Mexicanos, and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

			Principal amount outstanding
Security	Issuer	Guarantors	(U.S. $)
6.875% Notes due 2025	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	901,836
6.700% Notes due 2032	Petróleos Mexicanos	Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics	6,779,842

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•	On March 31, 2022, Petróleos Mexicanos entered into a credit line in the amount of U.S. $75,000 due January 2023, at a floating rate linked to SOFR plus 245 basis points.

All of the debt securities listed above are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and their respective successors and assignees.

As of March 31, 2021, PEMEX had U.S. $7,664,000 and Ps. 37,000,000 in revolving credit lines in order to provide liquidity, which are fully drawn.

All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of December 31, 2021, the outstanding amount under the PMI Trading revolving credit line was U.S. $202,547. From January 1 to March 31, 2022, PMI Trading obtained U.S. $436,900 from its revolving credit lines used for its trading activities, and repaid U.S. $366,441. As of March 31, 2022, the outstanding amount under this revolving credit line was U.S. $273,006. The available amount under this revolving credit line was U.S.$ 1,994 as of March 31, 2022.

The following table presents the roll-forward of total debt of PEMEX for the three-month periods ended March 31, 2022 and 2021, and for the year ended December 31, 2021, which includes short and long-term debt:

		March 31,	December 31,	March 31,
		2022(i)	2021 (i)	2021(i)
Changes in total debt:
At the beginning of the period	Ps.	2,249,695,894	2,258,727,317	2,258,727,317
Loans obtained - financing institutions (ii)		253,570,139	1,652,151,747	459,697,370
Debt payments		(260,167,775)	(1,707,581,580)	(402,480,569)
Accrued interest (iii)(iv)(v)		29,124,807	162,903,771	36,609,982
Interest paid		(49,681,724)	(157,256,625)	(56,097,378)
Foreign exchange		(60,964,045)	40,751,264	51,602,815

At the end of the period	Ps.	2,161,577,296	2,249,695,894	2,348,059,537

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.
(ii)

Petróleos Mexicanos implemented a factoring arrangement to support its suppliers. Amounts as of March 31, 2022 and December 31, 2021 totaled Ps. 1,610,310, and Ps. 15,934,904, respectively, which did not represent cash flows.

(iii)	As of March 31, 2022, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. 120,149 and Ps. (240,319), respectively, and amortized cost of Ps. 5,393,574.
(iv)

As of December 31, 2021, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. 3,290,673 and Ps. (2,835,359), respectively, and amortized cost of Ps. 6,226,947.

(v)	As of March 31, 2021, includes awards amortization, fees and expenses related to the issuance of debt in the amount of Ps. . 52,465 and Ps. (16,890), respectively, and amortized cost of Ps. 176,113.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of March 31, 2022 and December 31, 2021, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

		March 31, 2022	December 31, 2021
U.S. dollar	Ps.	19.9942	20.5835
Japanese yen		0.1627	0.1789
Pounds sterling		26.1604	27.8834
Euro		22.1575	23.4086
Swiss francs		21.4697	22.5924

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of March 31, 2022 and December 31, 2021, the provisions for sundry creditors and others is as follows:

		March 31, 2022	December 31, 2021
Provision for plugging of wells (see Note 13.C)	Ps.	68,957,813	70,144,756
Provision for trails in process (see Note 19)		12,297,661	11,114,006
Provision for environmental costs		12,157,411	11,138,904

	Ps.	93,412,885	92,397,666

NOTE 18. EQUITY (DEFICIT)

A.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

During the three-months ended March 31, 2022, PEMEX received a payment of Ps. 67,937,538 from Certificates of Contribution “A” from the Mexican Government.

During the year ended December 31, 2021, Petróleos Mexicanos received Ps. 316,354,129 in Certificates of Contribution “A” from the Mexican Government to help improve PEMEX’s financial position.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

PEMEX’s Certificates of Contribution “A” are as follows:

		Amount
Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447
Increase in Certificates of Contribution “A” during 2021		316,354,129

Certificates of Contribution “A” as of December 31, 2021	Ps.	841,285,576
Increase in Certificates of Contribution “A” during the three-month ended March 31, 2022		67,937,538

Certificates of Contribution “A” as of March 31, 2022	Ps.	909,223,114

Mexican Government contributions made in the form of Certificates of Contribution “A” during 2022 totaled Ps. 67,937,538 were designated for the construction of the Dos Bocas Refinery and for the payment of debt, as follows:

Date		Payment of debt	Construction of the Dos Bocas Refinery
January 21	Ps.	19,321,641	—
January 21		—	7,500,000
February 14		—	7,500,000
March 8		26,115,897	—
March 8		—	7,500,000

Total	Ps.	45,437,538	22,500,000

B.	Mexican Government contributions

In January 2022, Petróleos Mexicanos received from the FONADIN as a grant in the amount of Ps. 23,000,000 for the acquisition of the remaining 50.005% interest in DPRL.

During the year ended December 31, 2021, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

C.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of March 31, 2022 and December 31, 2021, there were no changes to the legal reserve.

D.	Accumulated other comprehensive income (loss)

As a result of the analysis of the discount rates related to the liability for employee benefits carried by PEMEX, as of March 31, 2022, the discount rate was 8.70%. Therefore, PEMEX did not make any adjustments in actuarial gains and losses. As a result of the discount rate analysis related to employee benefits liability, for the period ended March 31, 2021, PEMEX recognized net actuarial losses in other comprehensive income (loss) net of deferred income tax for Ps. 249,331,588, which included net of deferred income tax of Ps. (10,468,424), related to retirement and post-employment benefits. As of December 31, 2021 the plan assets rates were 8.46%.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

E.	Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.	Uncertainty related to going concern

The unaudited condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.

Facts and conditions

PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. In recent years, PEMEX’s level of indebtedness relative to its oil reserves has increased substantially and has been financially supported by the Mexican Government.

In 2021, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by the effects of COVID-19, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2022 and 2023. The recent Mexican Government’s economic policies of subsidizing gasoline prices to domestic consumers may have an impact on public finances, restraining the Government cash availability and increasing the uncertainty of cash available for PEMEX. These conditions have negatively impacted PEMEX´s financial performance and also its liquidity position.

During the three-months ended March 31, 2022 and 2021, PEMEX recognized a net income and loss of Ps. 122,493,701, and Ps. (37,357,597), respectively. In addition, as of March 31, 2022 and December 31, 2021, PEMEX had a negative equity of Ps. 1,975,349,418, and Ps. 2,170,000,783, respectively, mainly due to continuous net losses, and a negative working capital of Ps. 408,159,598 and Ps. 464,254,286, as of March 31, 2022 and December 31, 2021, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2022 authorized PEMEX to have a negative financial balance budget of Ps. 62,750,000. This shortfall does not consider payments of principal of PEMEX’s debt due in 2022. PEMEX has short-term debt principal maturities (including interest payable) of Ps. 532,055,622 as of March 31, 2022.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity:

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

PEMEX has requested to receive scheduled equity contributions from the Mexican Government during 2022 and 2023, through the Ministry of Energy, which are subject to changes in the main reference variables used in the preparation of PEMEX’s 2022 budget, and the financial capacity of the Mexican Government. The resources from these contributions, if any, will be used to pay the 2022 and 2023 short-term debt maturities. PEMEX has received Ps. 45,437,538 as of March 31, 2022 for this purpose. Given the current scenario of high international prices in oil and its derivatives, along with the Mexican Government policy of keeping the public prices of gasoline below inflation, PEMEX’s operating income may be affected, and equity contributions to PEMEX could be compromised. This situation is mitigated by the application of the tax credit decree, published on March 4, 2022, which will allow Pemex to substantially recover the value of the difference between the sale price and its international reference price.

During 2022, PEMEX is subject to a reduction of DUC fiscal rate from 54% in 2021 to 40% in 2022, and it is expected that in 2023 the DUC fiscal rate will further decrease.

In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt.

Further, PEMEX has had the intent to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid in the payment to suppliers and contractors. PEMEX’s ability to refinance it short-term debt maturities depends on factors outside of its control.

The Federal Revenue Law for 2022 also authorized PEMEX to incur net additional indebtedness up to Ps. 65,000,000 (Ps. 27,242,000 and U.S. $1,860,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”).

Prices of crude oil, natural gas and petroleum products have begun to recover in the first three-months of 2022, and economic activity has continued to increase.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of March 31, 2022 and December 31, 2021 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.	Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of March 31, 2022 and December 31, 2021, non-controlling interest represented losses of Ps. (54,540) and Ps. 369,692, respectively, in PEMEX’s equity (deficit).

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of March 31, 2022 and December 31, 2021, PEMEX had accrued a reserve of Ps. 12,297,661 and Ps. 11,114,006, respectively, for these contingent liabilities.

As of March 31, 2022, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed a constitutional challenge (amparo) (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared, among other issues, the resolution null and void and rejected the amounts requested by the plaintiffs. On February 24, 2022, a suspension order (350/2020) was granted to the plaintiffs. On March 17, 2022, a motion to review this resolution was filed by Pemex Exploration and Production before the Mexican Supreme Court. A final resolution is still pending as of the date of these financial statements.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of the Tax and Administrative Federal Court summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System de Mexico, S. de R.L. de C.V. (“Micro Smart System”), challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by Pemex Exploration and Production. On July 1, 2019, the Second Section of the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff filed its pleadings. On February 13, 2020, the Second Section of the Superior Court declared that the plaintiff partially proved its claim and no payments shall be made by the defendant. On September 8, 2020, the judgment was published in the Gaceta Judicial (“Jurisdictional Gazette”). On September 29, 2020, Pemex Exploration and Production filed a motion to clarify this judgment, which was granted on November 24, 2020 and notified on December 10, 2020. On October 2, 2020 the plaintiff filed an amparo against this judgment. On June 11, 2021, the court approved Micro Smart System’s motion filed on June 9, 2021, which

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

requested that the court deny the entry of Pemex Exploration and Production’s expert. On June 17, 2021, Pemex Exploration and Production filed a motion seeking to declare the inadmissibility of Micro Smart System’s prior motion. On September 30, 2021, the Third Joint Administrative Court held a session and denied the amparo. Therefore, the judgment in favor of Pemex Exploration and Production is definitive. On October 26, 2021, the resolutions issued on October 15 and 19, 2021 were notified in which, among other things, the amparo filed by Micro Smart System was denied. Therefore, the judgment issued on February 13, 2020, declaring the payment requested by Micro Smart System improper, was ratified. On February 17, 2022, the parties agreed to execute a settlement agreement, which will be filed before the First Section of the Superior Court

•

On October 18, 2019, the Sala Regional Peninsular (“Regional Peninsular Court”) of the Tribunal Federal de Justicia Administrativa (“Federal Justice Administrative Court”) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract (no. 428814828) be declared null and void and seeking U.S. $137,300 for expenses and related damages, among other claims. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On June 1, 2020, an independent expert was designated. On September 30, 2021, a resolution was issued, which declared that all evidence has been filed. On October 15, 2021, the parties filed their pleadings. On November 9, 2021, this stage is closed. As of the date of these financial statements, a final resolution is still pending to be filed.

•

Compañía Nitrógeno de Cantarell, S.A. de C.V. (CNC) filed an arbitration proceeding before the International Court of Arbitration of the International Chamber of Commerce (25306/JPA) against Pemex Exploration and Production seeking initially U.S. $70,000 which was increased to U.S. $146,000 for nitrogen supply services performed. On August 24, 2021, a final award was issued in which Pemex Exploration and Production was required to pay to CNC: (i) U.S.$146,114 for due fixed changes as of July 12, 2021; (ii) U.S.$5,802, for accrued default interests as of July 12, 2021; (iii) U.S.$393 for fees and expenses of the Arbitration Court; and (iv) U.S.$1,500 plus the Value Added Tax for legal fees and expenses of CNC. Pemex Exploration and Production is completing the applicable processes to fulfill these payments. On December 17, 2021, CNC and PEP executed a settlement agreement in which CNC agreed to reduce financial expenses among others (U.S.$9,000) and PEP agreed to pay the principal amount (U.S.$156,237 as of December 15, 2021).

•

Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Tribunal Fiscal de Justicia Administrativa (Fiscal Court of Administrative Justice). On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the Tribunal Fiscal de Justicia Administrativa (Fiscal Court of Administrative Justice) to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. On August 7, 2020, the Novena Sala Regional Metropolitana (Ninth Regional Metropolitan Court) of the Federal Justice Court appointed an independent accounting expert, who filed his report on December 7, 2020. The parties also filed their pleadings. In a meeting held on March 30, 2022, the Superior Court of the Administrative Federal Court stated that the claim was filed untimely. As of the date of these financial statements, a final resolution is still pending to be filed.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

•

Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S. $51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. As of the date of these financial statements, a final resolution is still pending.

•

On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service are declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other things, for an amount of $3,084,975. As of the date of these financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Pursuant to an ordinary session held by the Board of Directors on August 23, 2013, Petróleos Mexicanos established policies for the granting of mutual guarantees, loans or any type of credit in favor of the Subsidiary Entities and Subsidiary Companies; in accordance with these policies, the Corporate Finance Department issues an opinion with its risk analysis, financial valuation, budget sufficiency, accounting treatment and conclusions.

NOTE 20. SUBSEQUENT EVENTS

A.	Recent financing activities

•	On April 6, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of U.S. $150,000 due June 2022, at a floating rate linked to 3-month SOFR plus 270 basis points.

•

On April 18, 2022, Petróleos Mexicanos renewed a promissory note for Ps. 4,000,000, originally issued in October 2021, bearing interest at a floating rate linked to the 28-day TIIE plus 315 basis points, maturing in January 2023.

•

On April 21, 2022, Petróleos Mexicanos renewed a promissory note, originally issued in January 2022, to U.S. $100,000, bearing interest at a floating rate linked to 6-month SOFR plus 208 basis points and an adjustment margin of 42.826 basis points, maturing in October 2022.

•

On April 29, 2022, Petróleos Mexicanos increased a credit line from U.S.$ 150,000, originally issued on May 15, 2017, for U.S. $300,000, bearing interest at a floating rate linked to 3-month SOFR plus 220 basis points.

•	On May 12, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 1,000,000 due in 29 days, bearing interest at a floating rate linked to 28-day TIIE plus 195 basis points.

•	On May 18, 2022, Petróleos Mexicanos issued a promissory note for the principal amount of Ps. 500,000 due in 364 days, bearing interest at a floating rate linked to 28-day TIIE plus 250 basis points.

Petróleos Mexicanos

Productive State-Owned Subsidiaries and Subsidiary Companies

Notes to the consolidated financial statements

(Figures stated in thousands, except as noted)

As of March 31, 2022, the outstanding amount under the PMI Trading revolving credit line was U.S. $273,006. From April 1 to May 18, 2022, PMI Trading obtained U.S. $287,149 from its revolving credit lines used for its trading activities and repaid U.S. $310,294. As of May 18, 2022, the outstanding amount under this revolving credit line was U.S. $249,861. The available amount under this revolving credit line was U.S.$ 25,139 as of May 18, 2022.

As of May 18, 2022, PEMEX had U.S. $7,664,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which only Ps. 10,000 are available.

B.	Exchange rates and crude oil prices

As of May 18, 2022, the Mexican peso-U.S. dollar exchange rate was Ps. 20.0782 per U.S. dollar, which represents a slight 0.4% appreciation of the value of the U.S. dollar as compared to the exchange rate as of March 31, 2022, which was Ps. 19.9942 per U.S. dollar. This increase in the U.S. dollar exchange rate, has led to an estimate of Ps. 7,674,571 in PEMEX’s foreign exchange losses as of May 18, 2022.

As of May 18, 2022, the weighted average price of the crude oil exported by PEMEX was U.S. $105.12 per barrel. This represents a price increase of approximately 7.3% as compared to the average price as of March 31, 2022, which was U.S. $98.00 per barrel.

C.	Contributions from the Mexican Government

During the period from April 1 to May 18, 2022, the Mexican Government made a contribution to Petróleos Mexicanos in the amount of Ps. 762,100 through the Ministry of Energy.

D.	Russian activities in Ukraine and the related destabilization of the world energy markets.

PEMEX’s revenues and profitability are heavily dependent on the prices it receives from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC member states. An actual increase, or the threat of an increase, in Russian activities in Ukraine could lead to increased volatility in global oil and gas prices. Destabilization of global oil and gas prices could reduce the price received from PEMEX’s sales of oil and natural gas and adversely affect PEMEX’s results and profitability. Increases in oil and gas prices may not persist and could be followed by price decreases based on factors beyond PEMEX’s control, including geopolitical events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ José Alberto Jiménez Hernández
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: May 27, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	the outbreak of military hostilities, including escalating tensions between Russia and Ukraine and the potential destabilizing effect of such conflict;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.